Exhibit 99.3

EXECUTION COPY

COMBINATION AGREEMENT

AMONG

GLAXOSMITHKLINE plc,

GLAXOSMITHKLINE INC.,

AND

ID BIOMEDICAL CORPORATION

AS OF
SEPTEMBER 7, 2005

TABLE OF CONTENTS

ARTICLE 1	INTERPRETATION

1.1	Definitions
1.2	Interpretation Not Affected by Headings, etc
1.3	Rules of Construction
1.4	Material
1.5	Disclosure in Writing
1.6	Date For Any Action
1.7	Schedules

ARTICLE 2	THE ARRANGEMENT

2.1	Implementation Steps by the Company
2.2	Implementation Steps by GSK
2.3	Interim Order
2.4	Plan of Arrangement
2.5	Circular
2.6	Preparation of Filings

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization and Standing
3.2	Capitalization
3.3	Authority and No Conflicts
3.4	Consents; Approvals
3.5	No Defaults
3.6	Absence of Certain Changes or Events
3.7	Employment Matters
3.8	Reports; Financial Statements
3.9	Contracts
3.10	Litigation
3.11	Environmental
3.12	Tax Matters
3.13	Pension and Employee Benefits
3.14	Foreign Private Issuer

i

3.15	Compliance with Laws; Permits
3.16	Restrictions on Business Activities
3.17	Intellectual Property
3.18	Insurance
3.19	Property
3.20	Regulatory Matters
3.21	Opinion of Financial Advisor
3.22	Brokerage and Finders’ Fees
3.23	Rights Plan
3.24	Material Customers
3.25	Books and Records
3.26	Disclosure
3.27	Management Controls

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF GSK AND PARENT

4.1	Corporate Organization
4.2	Authority and No Conflicts
4.3	Consents; Approvals
4.4	Parent Approval
4.5	GSK Approval
4.6	No Vote Required

ARTICLE 5	COVENANTS AND AGREEMENTS

5.1	Covenants of the Company
5.2	Covenants of GSK and Parent
5.3	Access to Information
5.4	Indemnification
5.5	Covenants Regarding Non-Solicitation
5.6	Right to Accept a Superior Proposal
5.7	Employee Benefits
5.8	Pre-Acquisition Reorganizations

5.9	Proxies Received and Dissent Notices
5.10	Closing Matters
5.11	Privacy Matters

ARTICLE 6	CONDITIONS

6.1	Mutual Conditions
6.2	Additional Conditions to the Obligations of GSK and Parent
6.3	Additional Conditions to the Obligations of the Company
6.4	Satisfaction of Conditions

ARTICLE 7	AMENDMENT AND TERMINATION

7.1	Amendment
7.2	Termination
7.3	Effect of Termination
7.4	Termination Fee
7.5	Effect of Termination Fee Payment

ARTICLE 8	GENERAL

8.1	Investigation
8.2	Non-Survival of Warranties, Covenants and Agreements
8.3	Notices
8.4	Assignment
8.5	Binding Effect
8.6	Third Party Rights
8.7	Waiver and Modification
8.8	No Personal Liability
8.9	Further Assurances
8.10	Expenses
8.11	Public Announcements
8.12	Governing Laws; Consent to Jurisdiction
8.13	Remedies and Waivers
8.14	Time of Essence
8.15	Entire Agreement

8.16	Severability
8.17	Counterparts

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT dated as of September 7, 2005, is entered into by and among GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”) for purposes of its guarantee pursuant to subsection 5.2(d) hereof, GlaxoSmithKline Inc., a Canadian corporation (“GSK”), and ID Biomedical Corporation, a corporation existing under the laws of British Columbia (the “Company”).

R E C I T A L S

A.            The board of directors of the Company has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of the Company and has unanimously approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the holders of Common Shares.

B.            The board of directors of GSK has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of GSK and has approved the transactions contemplated by this Agreement.

C.            The board of directors of Parent has determined that it is in the best interests of Parent for Parent to guarantee the obligations of GSK hereunder.

D.            In furtherance of such business combination, the board of directors of the Company has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Securityholders and the Court for approval.

E.             To permit the Company to carry on its business in the ordinary course during the period between the date of this Agreement and the Effective Date, GSK and the Company have agreed to enter into the Credit Agreement concurrently with this Agreement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933, as amended;

“2003 Warrants” means the 2,900,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S.$25.00;

“2004 Warrants” means the 91,659 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of $16.01;

“2005 Warrants” means the 1,200,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S.$16.91;

“Acquisition Proposal” means any of the following (other than the transactions contemplated by this Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving the Company or any of its Material Subsidiaries and any other person (other than the Company or any of its wholly-owned subsidiaries), (b) any acquisition by any person (other than the Company or any of its wholly-owned subsidiaries) of assets of the Company or any of its subsidiaries having an aggregate value equal to 20% or more of the market capitalization of the Company on the date the proposal in respect of such acquisition is made (or any lease, license, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) in a single transaction or a series of related transactions, (c) any acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 20% or more of the Common Shares in a single transaction or a series of related transactions, or (d) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing;

“affiliate” has the meaning ascribed thereto in the BCSA, unless otherwise expressly stated herein;

“Agreement” means this Agreement, including the Schedules hereto;

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable provincial law (including the Personal Information Protection Act (British Columbia) and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec));

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A annexed hereto;

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 under the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement,

subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or Section 7.1, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Securityholders, approving the Plan of Arrangement to be considered at the Meeting, substantially in the form and content of Schedule B annexed hereto;

“BCBCA” means the Business Corporations Act (British Columbia), including the regulation made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date, and includes where applicable the Company Act (British Columbia) prior to the enactment of the Business Corporations Act (British Columbia);

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and written policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Business Day” means any day on which commercial banks are generally open for business in London, England and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in London under the Laws of England or in Vancouver under the Laws of British Columbia or the federal Laws of Canada;

“Business Intellectual Property” means all Intellectual Property owned by the Company or its Material Subsidiaries;

“Circular” means the notice of the Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by the Company to the Securityholders in connection with the Meeting;

“Code” has the meaning ascribed thereto in Section 3.12(b);

“commercially reasonable efforts” means, with respect to each party hereto, the agreement of such party to cooperate and to cause its affiliates to cooperate and to use and to cause its affiliates to use their respective reasonable efforts consistent with reasonable commercial practice without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Common Shares” means the issued and outstanding common shares in the capital of the Company, from time to time, including the associated rights under the Rights Plan;

“Company” has the meaning ascribed thereto in the Preamble;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means:

(a)                                  the issuance of an advance ruling certificate by the Commissioner under subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)                                 that the waiting period under section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and GSK shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Confidentiality Agreement” means the agreement dated June 17, 2005, as amended effective July 25, 2005, between GlaxoSmithKline Biologicals s.a. and the Company;

“Consideration” means the aggregate amount to be paid to the Securityholders pursuant to Sections 2.4(a) and 2.4(b);

“constating documents” means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

“Court” means the Supreme Court of British Columbia;

“Credit Agreement” means the Credit Agreement entered into on the date hereof between GSK and the Company, as amended from time to time;

“date of this Agreement” or “date hereof” means September 7, 2005;

“Directors’ Fee Payment Plan” means the directors’ fee payment plan of the Company approved by the shareholders of the Company on June 19, 2002;

“Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of the Company and delivered by the Company to GSK and Parent on or prior to the date of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;

“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Documents” has the meaning ascribed thereto in Section 3.8(a);

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

“Environmental Law” means any and all Laws in effect on the date of this Agreement relating to pollution or the environment;

“Environmental Permits” means, collectively, all permits, licenses, certificates, variances, remediation orders and authorizations of, or any registration with, any Governmental Entity pursuant to any Environmental Law;

“ERISA” has the meaning ascribed thereto in Section 3.13(a);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Fluviral” means the Company’s injectable influenza vaccine;

“GSK” has the meaning ascribed thereto in the Preamble;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“holders” means, when used with reference to the Common Shares, the holders of the Common Shares shown from time to time in the register of shareholders maintained by or on behalf of the Company in respect of the Common Shares;

“Intellectual Property” means Patents, patent rights, trademarks, trade names, service marks, copyrights, design rights, including both registered and unregistered rights where appropriate, and any applications therefor, technology, trade secrets, know-how, computer software and applications and tangible or intangible proprietary information or materials;

“Intellectual Property Rights” has the meaning ascribed thereto in Section 3.17;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.3 providing for, among other things, the calling and holding of the Meeting;

“Investment Canada Act” means the Investment Canada Act (Canada);

“knowledge of the Company” and similar phrases relating to knowledge of the Company means the actual knowledge of those individuals identified in Section 1.1 of the Disclosure Letter, in each case, after reasonable investigation by such individual;

“Laws” means all statutes, regulations, statutory rules, policies and orders, and terms and conditions of any grant of approval, permission, authority or license, of any Governmental Entity or self-regulatory authority (including the TSX and Nasdaq), and the term “applicable” with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity or self-regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Licensed Intellectual Property” means all Intellectual Property licensed to the Company or its Material Subsidiaries by any third party and used exclusively in connection with the business of the Company;

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

“Mailing Date” means the date by which the Circular must be mailed in order to have the Meeting on or before the Meeting Date in accordance with the constating documents of the Company and applicable Laws;

“Material Adverse Effect”, when used in connection with the Company, means any change, effect, circumstance, event or occurrence (any such item, an “effect”) with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the business, operations, financial condition or results of operations of the

Company and its subsidiaries taken as a whole, provided, however, that a Material Adverse Effect shall not include any such effect (whether alone or in combination with other effects) directly or indirectly arising out of or attributable to (nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect) (i) any adverse effect related to the Company’s biological license application relating to Fluviral made to the United States Food and Drug Administration or the status of such application, (ii) any failure by the Company to meet or achieve publicly disclosed revenue or earnings projections, (iii) any decrease in the market price of the Common Shares (but not any such effect underlying such decrease to the extent such effect would otherwise constitute a Material Adverse Effect), (iv) any changes or developments affecting (w) the biotechnology or pharmaceutical industries generally or the specific markets in which the Company and its subsidiaries compete, (x) the Company’s customers or the industries in which the Company’s customers operate, (y) general political, economic or financial conditions in the United States, Canada or Europe, including any changes or developments resulting from any act of terrorism or any outbreak of hostilities or war or (z) the state or condition of securities or capital markets in general, including any reduction in any United States, Canadian, European or other market indices, (v) any changes or proposed changes in any Laws or the interpretation, application or non-application of any Laws by any Governmental Entity or self-regulatory authority, including any changes in applicable accounting requirements or principles, (vi) the adequacy of the Company’s working capital if the Company is otherwise in compliance with Section 5.1(a) and the terms of the Credit Agreement, or (vii) the public announcement of the execution and delivery of this Agreement, including any such effect arising out of or attributable to any impact to the Company’s relationships with its employees, customers, suppliers or partners as a result of such announcement or the pendency of the transactions contemplated by this Agreement.

“Material Subsidiary” means those subsidiaries of the Company listed in Section 1.1 of the Disclosure Letter as a material subsidiary;

“Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Waiver Resolution;

“Meeting Date” means the date on which the Meeting is held, which date shall be on or before November 18, 2005;

“Misrepresentation” has the meaning ascribed thereto in the BCSA;

“Nasdaq” means The Nasdaq National Market System, also known as the Nasdaq Stock Market;

“Options” means the share purchase options to acquire common shares in the capital of the Company granted under the Share Plans;

“Parent” has the meaning ascribed thereto in the Preamble;

“Patents” means (i) all domestic and foreign patents, patent applications and provisional patent applications and any divisions, continuations, continuations in part, re-issuances, extensions, prolongations, re-examinations and renewals thereof; and (ii) all patents, patent applications and provisional patent applications claiming priority from any of the foregoing;

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which none of the Company or its subsidiaries is otherwise subject to criminal liability due to its existence and which do not, individually or in the aggregate, have a Material Adverse Effect on the Company: (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) liens imposed by Law, such as materialmen’s, mechanic’s, carrier’s, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business, (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business as set out in Section 1.1 of the Disclosure Letter and (d) pledges or deposits to secure statutory obligations as set out in Section 1.1 of the Disclosure Letter;

“Permits” has the meaning ascribed thereto in Section 3.15(b);

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status as well as any syndicate or group that would be deemed to be a person under Section 13(d) of the Exchange Act;

“Personal Information” means information about an identifiable individual;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule D annexed hereto and any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or Section 7.1 or made at the direction of the Court in the Final Order;

“Plans” has the meaning ascribed thereto in Section 3.13(a);

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.8;

“Purchase Price” has the meaning ascribed thereto in Section 2.4(a);

“Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

“Representatives” has the meaning ascribed thereto in Section 5.3(a);

“Restricted Share Units” means the restricted share units to acquire common shares in the capital of the Company granted under the restricted share unit plan of the Company;

“Rights Plan” means the shareholder rights plan of the Company established pursuant to the Amended and Restated Shareholder Rights Agreement dated as of May 26, 2005 between the Company and Computershare Trust Company of Canada, as rights agent;

“Rights Plan Amending Agreement” means the Rights Plan Amending Agreement in the form attached as Schedule E;

“Rights Plan Waiver Resolution” means the ordinary resolution of the holders of the Common Shares to be substantially in the form and content of Schedule C annexed hereto;

“SEC” means the United States Securities and Exchange Commission;

“Securityholders” means, collectively, the holders of (a) Common Shares, (b) Warrants, (c) Options, and (d) Restricted Share Units;

“Share Plans” means, collectively, the stock option plan of the Company, the restricted share unit plan of the Company and the Directors’ Fee Payment Plan;

“SRA Reports” has the meaning ascribed thereto in Section 3.8(a);

“subsidiary” means, with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCSA of such specified person, (b) a partnership of which such specified person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a subsidiary (as defined in clause (a) or (b) hereof) or any person described in clause (a) or (b) hereof of any subsidiary (as so defined) thereof;

“Superior Proposal” means any bona fide written proposal, other than the Arrangement, by any person, directly or indirectly, to acquire assets of the Company or any of its subsidiaries representing 100% of the book value (on a consolidated basis) of the Company’s total assets or 100% of the Common Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, that the board of directors of the Company determines in its good faith judgement (after consultation with a financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such proposal and the person making such proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Common Shares from a financial point of view than the terms of the Arrangement and provides for consideration per Common Share that has a value that is greater than the consideration per Common Share provided under the Arrangement (including any adjustment to such terms proposed by GSK as contemplated by Section 5.6(b)) and would, if accepted, be reasonably capable of being consummated without undue delay;

“Tax” and “Taxes” have the respective meanings ascribed thereto in Section 3.12(c);

“Tax Returns” means any and all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

“Termination Date” means June 15, 2006;

“Termination Fee” means a fee equal to $50 million;

“TSX” means the Toronto Stock Exchange; and

“Warrants” means, collectively, the 2003 Warrants, the 2004 Warrants and the 2005 Warrants;

1.2          Interpretation Not Affected by Headings, etc

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number or a letter refer to the specified Article, Section or Schedule of this Agreement.  The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3          Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4          Material

The terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its affiliates, taken as a whole.

1.5          Disclosure in Writing

The phrase “except as previously disclosed in writing” and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to the Disclosure Letter.  Disclosure by the Company in any particular schedule or exhibit of the Disclosure Letter will be deemed to be disclosure of the information for all purposes of this Agreement.

1.6          Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.7          Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A — Appropriate Regulatory Approvals

Schedule B — Form of Arrangement Resolution

Schedule C — Form of the Rights Plan Waiver Resolution

Schedule D — Form of Plan of Arrangement

Schedule E — Rights Plan Amending Agreement

ARTICLE 2
THE ARRANGEMENT

2.1          Implementation Steps by the Company

The Company covenants in favour of GSK and Parent that the Company shall:

(a)                                  as soon as reasonably practicable, apply in a manner acceptable to GSK, acting reasonably, under section 291 of the BCBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b)                                 lawfully convene and hold the Meeting for the purpose of considering the Arrangement Resolution and the Rights Plan Waiver Resolution (and for no other purpose unless agreed to by GSK) as soon as reasonably practicable, and in any event, on or before the Meeting Date subject to adjournments or postponements which may be required pursuant to Section 5.6(a);

(c)                                  subject to obtaining the approvals as are required by the Interim Order, as soon as reasonably practicable after the Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)                                 subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including making all necessary filings with Governmental Entities to give effect to the Arrangement prior to the Termination Date;

(e)                                  instruct counsel acting for it to bring the applications and make the filings referred to in Sections 2.1(a), 2.1(c) and 2.1(d) in co-operation with counsel to GSK;

(f)                                    permit GSK and its counsel to review and comment upon drafts of all material to be filed by the Company with the Court in connection with the Arrangement, including the Circular and any supplement or amendment contemplated by Section 2.6(c), and provide counsel to GSK on a timely basis with copies of any notice of appearance and evidence served on the Company or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)                                 not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, except as contemplated hereby or with the prior written consent of GSK, such consent not to be unreasonably withheld or delayed.

2.2          Implementation Steps by GSK

GSK covenants in favour of the Company that GSK shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order.

2.3          Interim Order

The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide, among other things:

(a)                                  for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)                                 that the requisite approval for the Arrangement Resolution shall be (i) 75% of the votes cast on the Arrangement Resolution by the Securityholders present in person or by proxy at the Meeting on the following basis:  (1) each holder of Common Shares is entitled to one vote for each Common Share held, (2) each holder of 2003 Warrants is entitled to 0.15214 of one vote for each 2003 Warrant held, (3) each holder of 2004 Warrants is entitled to 0.54257 of one vote for each 2004 Warrant held, (4) each holder of 2005 Warrants is entitled to 0.42651 of one vote for each 2005 Warrant held, (5) each holder of Options is entitled, for each Option held, to that fraction of one vote equal to the quotient obtained (expressed as a decimal) when (x) the amount by which the Purchase Price exceeds the exercise price of such option is (y) divided by the Purchase Price, and (6) each holder of Restricted Share Units is entitled to one vote for each Restricted Share Unit held; and (ii) a simple majority of the votes cast on the Arrangement Resolution by the holders of Common Shares present in person or by proxy at the Meeting, excluding Common Shares held by those senior officers of the Company identified in Section 2.3(b) of the Disclosure Letter;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the constating documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)                                 for the grant of the Dissent Rights; and

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4          Plan of Arrangement

(a)                                  Subject to the terms and conditions of this Agreement, at the Effective Time, pursuant to the Arrangement, each holder of Common Shares (other than any Dissenting Shares) shall be entitled to receive $35.00 (the “Purchase Price”) for each Common Share held.

(b)                                 Subject to the terms and conditions of this Agreement and the payment of any applicable withholding tax, at the Effective Time, pursuant to the Arrangement, (i) each holder of 2003 Warrants shall be entitled to receive $5.33 for each such warrant held, (ii) each holder of 2004 Warrants shall be entitled to receive $18.99 for each such warrant held, (iii) each holder of 2005 Warrants shall be entitled to receive $14.93 for each such warrant held, (iv) each holder of Options, whether vested or unvested, shall be entitled to receive an amount equal to the Purchase Price less the applicable exercise price for each such Option held, and (v) each holder of Restricted Share Units shall be entitled to receive the Purchase Price for each such Restricted Share Unit held.

(c)                                  From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Laws, including the BCBCA.  The closing of the transactions contemplated hereby shall take place at the offices of Blake, Cassels & Graydon LLP located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date.

2.5          Circular

As promptly as reasonably practicable the Company shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other applicable Laws in connection with the approval of the Arrangement Resolution by the Securityholders and the Rights Plan Waiver Resolution by the holders of Common Shares at the Meeting, and the Company shall give GSK timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to GSK before it is filed or distributed to Securityholders incorporating therein all reasonable comments made by GSK and its counsel; provided that GSK shall provide the Company with its comments and any proposed additions and deletions within five Business Days after receipt of a draft Circular from the Company.

As promptly as practicable after obtaining the Interim Order, the Company shall cause the Circular and other documentation required in connection with the Meeting to be sent to each Securityholder and filed as required by the Interim Order and applicable Laws.

2.6          Preparation of Filings

(a)                                  GSK and the Company shall cooperate in:

(i)                                     the preparation of any application for the orders and any other documents reasonably deemed by GSK and the Company to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby; and

(ii)                                  the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Arrangement.

(b)                                 GSK shall promptly furnish to the Company all information concerning it and its affiliates and securityholders as may be required for the effectuation of the actions described in Section 2.5 and the foregoing provisions of this Section 2.6, and covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement shall contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or in which it is to be used.

(c)                                  GSK shall promptly notify the Company if at any time before or after the Effective Time it becomes aware that the Circular contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application.  In any such event, GSK shall cooperate with the Company in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be.

(d)                                 The Company shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by GSK).  Without limiting the generality of the foregoing, the Company shall ensure that the

Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provide Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting.

(e)                                  The Company shall (with GSK and its counsel) diligently do all such reasonable acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” of the Canadian Securities Administrators in relation to the Meeting and, without limiting the generality of the foregoing, shall, in consultation with GSK, use all reasonable efforts to benefit from the accelerated timing contemplated by such instrument.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to GSK and Parent to enter into this Agreement, the Company hereby represents and warrants to GSK and Parent as follows, in each case except as set forth in the Disclosure Letter (each of which exceptions shall specifically identify the relevant section hereof to which it relates):

3.1          Organization and Standing

(a)                                  Each of the Company and its subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing (or analogous concept) under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted except where, individually or in the aggregate, the failure of a subsidiary other than a Material Subsidiary to be so organized, formed or existing or to have such power or authority would not have a Material Adverse Effect on the Company.  Each of the Company and its subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify, except where, the failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company.  Section 3.1(a) of the Disclosure Letter sets forth a correct and complete list of each jurisdiction in which the Company or any of its Material Subsidiaries is qualified or licensed to do business.

(b)                                 Section 3.1(b) of the Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the subsidiaries of the Company, together with (i) the nature of the legal organization of such person, (ii) the jurisdiction of organization or formation of such person, (iii) the name of each person related to the Company that owns beneficially or of record any equity or similar interest in such person, and (iv) the percentage interest owned by the Company or any of its subsidiaries in such person.  Neither the Company nor any of its subsidiaries is subject to any obligation to provide funds to or make any investment in (in the form of a loan, capital contribution or otherwise) any subsidiary or other person other than the Company or a wholly owned subsidiary of the Company.

(c)                                  The Company has heretofore made available to GSK complete and correct copies of its constating documents as well as the constating documents of each of its Material Subsidiaries, in each case as in effect on the date of this Agreement.

(d)                                 Except for its interest in its subsidiaries and as disclosed in Section 3.1(d) of the Disclosure Letter, the Company does not as of the date of this Agreement own, directly or indirectly, any share capital, membership interest, partnership interest, joint venture interest or other equity interest in any person.

3.2          Capitalization

(a)                                  The authorized capital of the Company consists of (i) 100,000,000 Class “A” preference shares with a par value of $10.00 each, (ii) 100,000,000 Class “B” preference shares with a par value of $50.00 each, and (iii) 200,000,000 common shares without par value and as of September 6, 2005, 43,317,681 common shares are issued and outstanding and no Class “A” preference shares and no Class “B” preference shares are issued and outstanding.  No Common Shares are held in the treasury of the Company or by any subsidiary of the Company.  As of September 6, 2005, there were outstanding Options permitting the holders thereof to purchase 3,394,673 common shares in the capital of the Company in the aggregate.  As of September 6, 2005 the Warrants entitled the holders thereof to purchase an aggregate of 4,191,659 common shares in the capital of the Company and that number of common shares have been reserved for issuance under the terms of the Warrants.  As of September 6, 2005 the outstanding Restricted Share Units entitled the holders thereof to earn an aggregate 1,685,617 common shares in the capital of the Company and that number of common shares have been reserved for issuance upon the vesting of the Restricted Share Units.  As of September 6, 2005 there were an aggregate of 225,000 common shares of the Company reserved for issuance pursuant to the Directors’ Fee Payment Plan, which plan has been suspended by the Company’s board of directors with effect from the date hereof.  From September 5, 2005 to the date of this Agreement no Options or Restricted Share Units or any other rights to acquire share capital of the Company contemplated by Section 3.2(c) have been granted.

(b)                                 All of the Common Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon the Company and were issued in compliance with the BCBCA, all applicable securities Laws and the constating documents of the Company.  All of the outstanding shares and other ownership interests of the subsidiaries of the Company, which are held, directly or indirectly, by the Company have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by the Company, free and clear of all Liens except for restrictions on transfers contained in the constating documents of such entities.

(c)                                  Except as described in Section 3.2(a), and as disclosed in Section 3.2(c) of the Disclosure Letter and as contemplated by the Rights Plan, as of the date of this Agreement, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any of its subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any share capital of the Company or any of its subsidiaries, nor are there outstanding any securities or obligations of any kind of the Company or any of its subsidiaries which are convertible into or exercisable or exchangeable for any share capital of the Company, any of its subsidiaries or other person and neither the Company nor any of its subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities.  There are not outstanding as of the date of this Agreement any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any of its subsidiaries.  As of the date of this Agreement there are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter.  Except as disclosed in Section 3.2(c) of the Disclosure Letter, as of the date of this Agreement, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which the Company or any of its subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of the Company or any of its subsidiaries.

(d)                                 Since August 31, 2005, except as disclosed in Section 3.2(d) of the Disclosure Letter, and except for issuances of Common Shares pursuant to Options and Restricted Share Units granted prior to the date of this Agreement, there have been no shares, voting securities or securities convertible or exchangeable therefor issued by the Company or purchased by the Company for cancellation.

3.3          Authority and No Conflicts

(a)                                  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the Securityholders and the Court as provided in this Agreement with respect to the Arrangement.  The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than, with respect to the Rights Plan Waiver Resolution, approval of the holders of the Common Shares and, with respect to the completion of the Arrangement, the approval of the Securityholders and the Court and the filing of such corporate documents under the BCBCA as are provided for in this Agreement.

(b)                                 Each of this Agreement and the other documents related to the transactions contemplated hereunder has been duly and validly executed and delivered by the Company and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and by general principles of equity.

(c)                                  The board of directors of the Company at a meeting duly called and held has determined by the unanimous approval of all directors voting (A) that this Agreement and the transactions contemplated hereby, including the Arrangement Resolution and the Rights Plan Waiver Resolution, are fair to the holders of Common Shares and are in the best interests of the Company (B) to recommend that the holders of Common Shares vote in favour of the Arrangement Resolution and the Rights Plan Waiver Resolution, and (C) to extend, effective from the time this Agreement is executed, the “Separation Time” (as defined in the Rights Plan) as it relates to this Agreement and the transactions contemplated hereby, including the Arrangement, to a time which is the earlier of the Effective Time and the date upon which this Agreement is terminated in accordance with the terms of this Agreement.

(d)                                 Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by the Company nor the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, shall:

(i)                                     conflict with, or violate any provision of, the constating documents of the Company or any of its subsidiaries;

(ii)                                  subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being obtained, and all filings and obligations described in Section 3.4 being made, violate or breach any Laws applicable to the Company or any of its Material Subsidiaries;

(iii)                               subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being obtained, and all filings and obligations described in Section 3.4 being made, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its subsidiaries or its or their property is bound or subject; or

(iv)                              result in the imposition of any encumbrance, charge or Lien (other than a Permitted Lien) upon or require the sale or give any person the right to acquire any of the assets of the Company or the assets of any of its subsidiaries or restrict, hinder, impair or limit the ability of the Company or any of its subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by the Company to GSK;

except in the case of Sections 3.3(d)(ii) through 3.3(d)(iv) for any such conflicts, violations, breaches, defaults or other occurrences that would not have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

3.4          Consents; Approvals

No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any third party or Governmental Entity is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by the Company, the performance of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) the approval of the Arrangement by the Securityholders and the approval of the Rights Plan Waiver Resolution by the holders of Common Shares, (d) such registrations and other actions required under federal, state, provincial, and territorial securities Laws as are contemplated by this Agreement, (e) any filings under the BCBCA and securities Laws, (f) the Appropriate Regulatory Approvals required to be obtained by the Company in order for it to consummate the transactions contemplated hereby, (g) such consents and approvals as required under the contracts disclosed in Section 3.9(a)(j) of the Disclosure Letter, and (h) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of the Company to perform its obligations hereunder.

3.5          No Defaults

None of the Company or any of its Material Subsidiaries or any other party thereto, is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, or permit the termination of, any term, condition or provision of (a) their respective constating documents, (b) any credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which the Company or any of its subsidiaries, is a party or by which the Company or any of its subsidiaries, or any of its or their property is bound or subject, except, in the case of Section 3.5(b), defaults, violations and terminations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

3.6          Absence of Certain Changes or Events

Except as disclosed in the SRA Reports filed prior to the date of this Agreement, since January 1, 2005, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect on the Company or any event, occurrence or development which would have a Material Adverse Effect on the Company or which materially and adversely affects the ability of the Company to consummate the transactions contemplated hereby or which would materially restrict, hinder, impair or limit the ability of the Company or any of its subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by the Company to GSK.

3.7          Employment Matters

(a)                                  Except as set out in Section 3.7(a) of the Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance, change in control or termination payments to, or any employment agreement with, any former or current director, officer or employee which provides for payment to such individual in excess of $150,000 in any one calendar year, other than as required by applicable Laws for employees without agreements as to notice or severance or pursuant to collective bargaining agreements.

(b)                                 Except as set out in Section 3.7(b) of the Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any consulting contract, written or oral, providing for compensation of any individual in excess of $150,000 during the 12 months ended June 30, 2005.

(c)                                  Except as set out in Section 3.7(c) of the Disclosure Letter, neither the Company nor any of its subsidiaries has agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any of the employees of the Company or any of the employees of its subsidiaries, and no labour union or representative of the employees of the Company or any of its subsidiaries claims to be seeking to represent employees of the Company or any of its subsidiaries.  Except as set out in Section 3.7(c) of the Disclosure Letter, to the knowledge of the Company, no union organizational campaign or representation petitions are currently pending with respect to any of the employees of the Company, and neither the Company nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement or any other labour contract applicable to any employees of the Company or its subsidiaries.  All collective bargaining agreements to which the Company is a party have been duly ratified and there are no written or oral agreements which modify the terms of any such collective bargaining agreement and no collective bargaining agreements or other labour contracts relating to employees of the Company or its subsidiaries are being negotiated.  To the knowledge of the Company, neither the Company nor any of its subsidiaries have breached any of their obligations under any collective bargaining agreements.  There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or to the knowledge of the Company threatened against or affecting the Company or its subsidiaries, and the Company and its subsidiaries have not experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages since January 1, 2005 that had a Material Adverse Effect on the Company.  To the knowledge of the Company, no union or collective bargaining representative has applied to have the Company or any of its subsidiaries declared a related or successor employer pursuant to applicable labour Laws.

(d)                                 Except as disclosed in Section 3.7(d) of the Disclosure Letter, all employees of the Company and its subsidiaries and persons who have ceased to be employees of the Company or its subsidiaries during the past two years have been, or shall have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of the Company and its subsidiaries under any employment or labour practices and policies or any collective bargaining agreement or individual agreement to which the Company or its subsidiaries is a party, or by which the Company or its subsidiaries may be bound, except for, in the case of severance and termination pay, statutory and common law requirements for payment in lieu of reasonable notice of termination.

(e)                                  Except as disclosed in Section 3.7(e) of the Disclosure Letter, there have not been in the past three years nor are there any current, pending or, to the knowledge of the Company, threatened proceedings before, or investigations by, any board, tribunal, arbitrator or Governmental Entity or claims with respect to employment and labour Laws, including, but not limited to, employment and labour standards, unfair labour practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations, other than such proceedings and claims which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.  The Company and its subsidiaries are not subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former employee or applicant for employment, labour union or other employee representative, or any Governmental Entity or arbitrator relating to claims of unfair labour practices, employment discrimination, or other claims with respect to employment and labour practices and policies that would have a Material Adverse Effect on the Company, and no Governmental Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labour practices or policies of the Company or its subsidiaries which would have a Material Adverse Effect on the Company.  There are no outstanding material assessments, penalties, fines, Liens, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by the Company or any of its subsidiaries and they have not been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation.  There are no claims or, to the knowledge of the Company, potential claims which may materially and adversely affect accident cost experience.  Within the past three years no discrimination, illegal harassment and/or retaliation claim, complaint, charge or investigation has been filed or is pending or, to the knowledge of the Company, is threatened against the Company or any subsidiary under the United States 1964 Civil Rights Acts, the United States Equal Pay Act, the United States Age Discrimination in Employment Act of 1967, as amended, the United States Americans with Disabilities Act of 1990, the United States Family and Medical Leave Act of 1993, the United States Fair Labor Standards Act of 1938, as amended, ERISA or any other federal Law or comparable state fair employment practices act or foreign Law, including any provincial Law regulating discrimination in the workplace.

(f)                                    Within the past three years neither the Company nor any of its subsidiaries has taken any action that would constitute a “mass layoff”, “mass termination” or “plant closing” within the meaning of the United States Worker Adjustment and Retraining Notification Act or otherwise trigger notice requirements or liability under any plant closing notice or collective dismissal Law.

(g)                                 Except as disclosed in Section 3.7(g) of the Disclosure Letter, the Company is not a party to or bound by any material consulting or independent contractor agreements that cannot be terminated at the election of the Company on thirty days’ prior notice without liability, penalty or premium.  The Company has made available to GSK true, correct and complete forms of any arbitration agreements or confidentiality agreements between the Company and an officer, employee or former employee of the Company or its subsidiaries.  Neither the Company nor any of its subsidiaries has made any verbal commitments to any such officers, employees, former employees, consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise.  Except as disclosed in

Section 3.7(g) of the Disclosure Letter, there are no officers and employees of the Company and its subsidiaries that are on long term disability leave on the date hereof.

3.8          Reports; Financial Statements

(a)                                  Since January 1, 2004, the Company and its subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian and United States securities regulatory authorities, collectively as disclosed in Section 3.8(a) of the Disclosure Letter (collectively, the “SRA Reports”), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Governmental Entity, except in each case where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect on the Company (all such forms, reports, schedules, statements and other documents are collectively referred to as the “Documents”).  The Documents at the time filed (x) did not contain any Misrepresentation, (y) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances under which they were made and (z) complied in all material respects with the requirements of applicable Laws.  The Company has not filed any confidential material change report with any Canadian securities regulatory authority or any stock exchange that at the date of this Agreement remains confidential.

(b)                                 The consolidated financial statements (including, in each case, any related notes thereto) contained in any SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (subject, in the case of unaudited financial statements, to the absence of notes), (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of the Company; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which shall be material, individually or in the aggregate.

(c)                                  From January 1, 2004 to the date of this Agreement, there has been no change by the Company or its subsidiaries in their accounting policies, methods, practices or principles that are material to the consolidated financial statements of the Company, except as described in the notes thereto with respect to periods ending prior to the date of this Agreement.

3.9          Contracts

(a)                                  Section 3.9(a) of the Disclosure Letter lists as of the date of this Agreement all written or oral contracts, agreements, guarantees, leases and executory commitments (other than the Plans) to which the Company or any of its subsidiaries is a party and which fall within any of the following categories: (a) contracts not entered into in the ordinary course of the business of the Company and its subsidiaries other than those that are not material to the business of the Company and its subsidiaries; (b) contracts containing covenants purporting to limit the freedom of the Company or any of its subsidiaries to compete in any line of business in any geographic area or contracts (other than in the ordinary course of business of the Company and its subsidiaries) to hire any individual or group of individuals; (c) contracts which after the Effective Time would have the effect of limiting the freedom of GSK or its subsidiaries (other than the Company and its subsidiaries) to compete in any line of business in any geographic area or contracts (other than in the ordinary course of business of the Company and its subsidiaries) to hire any individual or group of individuals; (d) purchase contracts which restrict or limit the purchasing relationships of the Company or its subsidiaries in any material manner; (e) contracts relating to any outstanding commitment for capital expenditures in excess of $1 million other than capital expenditures included in the 2005 capital and operating budget of the Company that was previously approved by the board of directors of the Company and which was previously provided to GSK or its advisors; (f) contracts relating to employment (other than ordinary course, at-will written or oral offers, or those that are terminable within ninety (90) days without the payment of any penalty and excluding arrangements required by Law) or with any labour organization or union; (g) except as reflected in the Company financial statements included in the SRA Reports for the period ended December 31, 2004, indentures, mortgages, Liens, promissory notes, loan agreements, guarantees or other arrangements relating to the borrowing of money by the Company or its subsidiaries in excess of $1 million; (h) contracts providing for “earn-outs”, “savings guarantees”, “performance guarantees”, or other contingent payments by the Company or any of its subsidiaries involving more than $1 million per year or $1 million over the term of the contract; (i) confidentiality or standstill agreements with any person (the effectiveness of which extends beyond the date that is six months following the date of this Agreement) that restrict the Company or any of its subsidiaries in the use of any information or the taking of any actions by the Company or its subsidiaries entered into in connection with the consideration by the Company or any of its subsidiaries of any acquisition by the Company or any of its subsidiaries of equity interests or assets; (j) contracts, other than routine material transfer agreements and confidentiality agreements entered into in the ordinary course of business, containing provisions that result in termination or otherwise require notice or consent as a result of a change of control of the Company; (k) contracts in favour of directors or officers that provide rights to indemnification; and (l) contracts that are material to the Company and its subsidiaries taken as a whole other than those that are covered by (a) through (k) of this Section 3.9 or filed in the SRA Reports filed prior to the date of this Agreement

(1) the termination of which would have a Material Adverse Effect on the Company, or (2) that, if no required consent regarding the transactions contemplated hereunder is obtained, would have a Material Adverse Effect on the Company.  All of the contracts described in Section 3.9(a) of the Disclosure Letter are referred to in this Agreement as “material contracts”.

(b)                                 Each material contract is valid and binding on the Company or its subsidiary and, to the knowledge of the Company, each other party thereto, and is in full force and effect, and the Company and each of the subsidiaries of the Company have performed in all material respects all obligations required to be performed by them under each material contract and, to the knowledge of the Company, each other party to each material contract has performed in all material respects all obligations required to be performed by it under such material contract.  As of the date of this Agreement, neither the Company nor any subsidiary of the Company knows of, or has received notice of, any violation or default under (or any condition that with the passage of time or the giving of notice would cause such a violation of or default under) any material contract or any other agreement or contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a Material Adverse Effect on the Company.

3.10        Litigation

Except as disclosed in Section 3.10 of the Disclosure Letter, there are no claims, actions, proceedings or investigations pending against the Company or any of its subsidiaries or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before any Governmental Entity (and the Company and its subsidiaries, have no knowledge of any facts that are likely to give rise to any such claim, action, proceeding or investigation) which, to the knowledge of the Company, would have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement.  Neither the Company nor any of its subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or would have a Material Adverse Effect on the Company or its existing or, to its knowledge, that would prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.11        Environmental

Except as disclosed in Section 3.11 of the Disclosure Letter:

(a)                                  the Company and each of its subsidiaries is in substantial compliance with all applicable Environmental Laws material to the Company;

(b)                                 in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding pending or, to the knowledge of the Company, threatened against, or in any other manner relating adversely to, the Company or any of its subsidiaries, or their respective properties in any court or before any arbitrator of any kind or before or by any Governmental Entity which is material to the Company;

(c)           all material Environmental Permits which are necessary under any applicable Environmental Law for the ownership and operation by the Company and its subsidiaries of the real property, assets and other facilities owned or used by the Company and its subsidiaries and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, and there are, to the knowledge of the Company, no proposals to amend, revoke or replace such material Environmental Permits;

(d)           the Company has not and is not, and to the knowledge of the Company, no past or present lessee, owner, occupant, or licensee or other person other than the Company or a subsidiary of the Company has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the real property owned or used by the Company or any of its subsidiaries in violation of any applicable Environmental Law which would lead to the imposition of liability on, or a remediation order against, the Company or a subsidiary of the Company which is material to the Company;

(e)           no activities or operations of the Company or a subsidiary of the Company are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law which is material to the Company;

(f)            no activities or operations of the Company or a subsidiary of the Company in respect of real property owned or used by the Company or a subsidiary of the Company are (i) to the knowledge of the Company, the subject of investigation, or (ii) subject to written notice received by the Company or any of its subsidiaries from any Governmental Entity requiring remedial action to respond to a Release of any Contaminant which is material to the Company;

(g)           neither the Company nor a subsidiary of the Company has been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, the Company or a subsidiary of the Company which is material to the Company;

(h)           neither the Company nor a subsidiary of the Company has filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the real property owned or used by the Company or any part thereof which is material to the Company;

(i)            all hazardous materials used or generated at any time at any facility of the Company have been disposed of by the Company in material compliance with all Environmental Laws; and

(j)            no order, instruction or direction of any Governmental Entity has been issued which required the Company or a subsidiary of the Company to carry out any environmental remediation of the real property owned or used by the Company under any applicable Environmental Law which is material to the Company.

3.12        Tax Matters

(a)           Except as disclosed in Section 3.12(a) of the Disclosure Letter, the Company and each of its subsidiaries have timely filed (taking into account any extension of time to file granted or obtained), or caused to be filed, all material Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), have timely paid, or caused to be paid, Taxes shown to be due and payable thereon, and have satisfied in full in all respects all material Tax withholding, deposit and remittance requirements imposed on or with respect to any of the Company and its subsidiaries, and the most recently published financial statements of the Company contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns.  The Company and each of its subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any amount of Taxes material to the Company on a consolidated basis and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b)           Except as disclosed in Section 3.12(b) of the Disclosure Letter, neither the Company nor any subsidiary of the Company has received any written notification that any issue involving an amount of Taxes material to the Company on a consolidated basis has been raised (and is currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes material to the Company on a consolidated basis have been given, filed or requested with respect to the Company or any subsidiary of the Company.  Except as disclosed in Section 3.12(b) of the Disclosure Letter, the Company has not received any notices of review or reassessment with respect to any liability of the Company and its subsidiaries for Canadian federal and provincial income and capital taxes for any outstanding fiscal periods.  Except as disclosed in Section 3.12(b) of the Disclosure Letter, neither the Company nor any of its subsidiaries has received any notice from any taxing authority to the effect that any Tax Return is being examined, and to the knowledge of the Company of any Tax audit or issue that would have a Material Adverse Effect on the Company.  There are no proposed (but unassessed) additional Taxes applicable to the Company or any of its subsidiaries, involving an amount of Taxes material to the Company on a consolidated basis and none has been asserted against the Company or any of its subsidiaries.  To the knowledge of the Company or any of its subsidiaries, no claim has ever been made in writing by any tax authority in a jurisdiction where neither the Company nor any of its subsidiaries files Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by that jurisdiction.  There are no Tax Liens on any assets of the Company or any of its subsidiaries except for Taxes not yet due and payable, Taxes being contested in good faith, and those which would not result in a Material Adverse Effect on the Company.  Neither the Company nor any of its subsidiaries has received a refund of any Taxes to which it was not entitled.  Except as disclosed in Section 3.12(b) of the Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any Tax sharing or other similar agreement or arrangement or any Tax indemnification agreement of any nature with any other person (other than in agreements among the Company and any of its subsidiaries) pursuant to which the Company or any of its subsidiaries has or could have any material liabilities in respect of Taxes.  The Company has not made an election under section 897(i) of the United States Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a domestic corporation for purposes of sections 897, 1445 and 6039C of the Code.

(c)           “Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

3.13        Pension and Employee Benefits

(a)           Section 3.13(a) of the Disclosure Letter sets forth a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, deferred compensation, share compensation, share option, share purchase, retirement, hospitalization insurance, medical, dental, legal, disability, severance, change in control and similar plans, programs, agreements or arrangements or practices, whether written or oral, which are sponsored, maintained or contributed to by the Company or any of its subsidiaries (collectively referred to as “Plans”).  The Disclosure Letter states which of the Plans are subject to the provisions of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  For purposes of representations and warranties in this Section 3.13 relating to the Code or ERISA, a subsidiary of the Company shall be deemed to also include each corporation, trade, business, or entity that would be considered to be a single employer or under common control with the Company pursuant to section 414 of the Code or section 4001 of ERISA.

(b)           No step has been taken, no event has occurred and, to knowledge of the Company, no condition or circumstance exists that has resulted in or, to the knowledge of the Company, could be reasonably expected to result in any Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material amount of Taxes, fees, penalties or levies under applicable Laws.  There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of the Company, threatened in respect of any of the Plans or their assets which individually or in the aggregate would have a Material Adverse Effect on the Company.

(c)           The Company has provided to GSK true, correct and complete copies of the employee benefits manuals of the Company and the descriptions of the Plans therein are complete and accurate.

(d)           All of the Plans are and have been established, registered, qualified, invested and, to the knowledge of the Company, administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between the Company or a subsidiary of the Company, as the case may be, and their respective employees.  To the knowledge of the Company, no fact or circumstance exists that could adversely affect the existing tax status of any Plan intended to be qualified or receive favourable treatment under applicable Tax Laws.

(e)           All obligations of the Company or a subsidiary of the Company regarding the Plans have been satisfied in all material respects.  All contributions or premiums required to be made by the Company or a subsidiary of the Company, as the case may be, under the terms of each Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Plans.

(f)            Each Plan is fully insured or fully funded to the extent required by applicable Laws and, to the knowledge of the Company, is in good standing with such regulatory authorities as may be applicable and, as of the date of this Agreement, no notice of underfunding, noncompliance, failure to be in good standing or otherwise has been received by the Company or its subsidiaries from any such regulatory authority.

(g)           To the knowledge of the Company, there have been no improper withdrawals, applications or transfers of assets from any Plan or the trusts or other funding media relating thereto that remain outstanding and unremedied, and neither the Company, nor any subsidiary of the Company, nor, to the knowledge of the Company, any of their respective agents has been in breach of any fiduciary obligation with respect to the administration of the Plans or the trusts or other funding media relating thereto.

(h)           The Company or its subsidiaries may unilaterally amend or terminate, in whole or in part, each Plan listed in Section 3.13(h) of the Disclosure Letter, subject only to approvals required by Law and, with respect to amendment or termination, the collective bargaining agreements disclosed in Section 3.7 of the Disclosure Letter.

(i)            Except as disclosed in Section 3.13(i) of the Disclosure Letter, no commitments or announcements to increase or add benefits or otherwise amend any Plan or adopt any new Plan have been made by the Company as of the date hereof except as required by applicable Laws.

(j)            None of the Plans (other than pension plans) provide benefits, including pension or welfare-type benefits, to retired or former employees or to the beneficiaries or dependants of retired or former employees (other than benefits required to be provided by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under similar state or foreign Law).

(k)           No insurance policy or any other contract or agreement affecting any Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(l)            All Plans intended to be tax-qualified pension or retirement plans in the United States have been the subject of determination letters from the United States Internal Revenue Service to the effect that such Plans and their related trusts are qualified and exempt from United States Federal income taxes under sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor, has any such Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs and, to the knowledge of the Company, nothing has occurred since the date of such letter that could adversely affect the qualified status of such Plan.  As to any such Plan intended to be a United States tax-qualified pension or retirement plan, there has been no termination or, to the knowledge of the Company, partial termination of such Plan within the meaning of section 411(d)(3) of the Code.

(m)          No amount or benefit that could be received (whether in cash or property, the vesting of property or the acceleration of the exerciseability of share options) as a result of or in connection with the transactions contemplated by this Agreement or the Arrangement (whether or not some other subsequent action or event would be required to cause the receipt of such amount or benefit to occur) by any employee, officer or director of the Company or any of its affiliates (other than those persons identified in Section 3.13(m) of the Disclosure Letter) who is a “disqualified individual” (as such term is defined in United States Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Plan currently in effect shall fail to be deductible for United States federal income tax purposes by virtue of section 280G of the Code.

(n)           None of the Plans is a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA or any other applicable Law, nor has the Company or any subsidiary of the Company been obligated to contribute to any such multiemployer plan at any time within the past six years.

(o)           Except as disclosed in Section 3.13(o) of the Disclosure Letter, to the knowledge of the Company, no employment, severance or termination agreement, other compensation arrangement or Plan provides for payment of a benefit, the increase of a benefit amount, the acceleration of contributions or funding, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit by reason of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement or the Arrangement (whether or not some other subsequent action or event would be required to cause such payment, increase, acceleration, or vesting to be triggered).

(p)           As to any Plan that is subject to Title IV of ERISA, no accumulated funding deficiency, whether or not waived, within the meaning of section 302 of ERISA or section 412 of the Code has been incurred, no reportable event within the meaning of section 4043 of ERISA has occurred, no notice of intent to terminate the plan has been given under section 4041 of ERISA, no proceeding has been instituted under section 4042 of ERISA to terminate the plan, and no liability to the United States Pension Benefit Guaranty Corporation has been incurred, other than for applicable premium payments.

(q)           As to any Plan which is subject to ERISA or the Code, to the knowledge of the Company, no act, omission or transaction has occurred which would result in imposition on the Company or any subsidiary of the Company of (i) breach of fiduciary duty liability damages under section 409 of ERISA, (ii) a civil penalty assessed pursuant to subsections (c), (i) or (l) of section 502 of ERISA, or (iii) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code.

(r)            To the knowledge of the Company, each trust funding a Plan, which trust is intended to be exempt from United States federal income taxation pursuant to section 501(c)(9) of the Code, satisfies the requirements of such section and has received a favourable determination letter from the United States Internal Revenue Service regarding such exempt status and, to the knowledge of the Company, has not, since receipt of the most recent favourable determination letter, been amended or operated in a way which would adversely affect such exempt status.

3.14        Foreign Private Issuer

The Company is and has been since January 1, 2004 a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

3.15        Compliance with Laws; Permits

(a)           The Company and its subsidiaries are in compliance, and at all times since January 1, 2005 have complied, with all material applicable Laws other than non-compliance which would not have, individually or in the aggregate, a Material Adverse Effect on the Company.  No investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, is threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than those the outcome of which would not have a Material Adverse Effect on the Company.

(b)           The Company and its subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to lawfully carry on their respective businesses as they are now being conducted (collectively, the “Permits”), except where the failure to be in possession of such Permits would not have, individually or in the aggregate, a Material Adverse Effect on the Company, and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding any of the Permits which would have a Material Adverse Effect on the Company.  None of the Company or any of its subsidiaries are in conflict with, or in default or violation of any of the Permits, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(c)           None of the Company or any of its subsidiaries or, to the knowledge of the Company, any of its directors, officers, agents or employees acting on behalf of the Company nor any of its subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (ii) made any unlawful payment to any government officials or employees or to political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, in each case which would have a Material Adverse Effect on the Company.

3.16        Restrictions on Business Activities

There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could be reasonably expected to have the effect of prohibiting or materially restricting or impairing any business practice material to the Company or any of its subsidiaries, any acquisition of property material to the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted.

3.17        Intellectual Property

Notwithstanding any other provisions of this Agreement, the representation and warranties contained in this Section 3.17 are the only and exclusive representations and warranties of the Company with respect to the Business Intellectual Property and the Licensed Intellectual Property (collectively, the “Intellectual Property Rights”) and all other representation and warranties of the Company in this Agreement shall be interpreted accordingly:

(a)           To the knowledge of the Company, Section 3.17(a) of the Disclosure Letter sets forth a subset of the Intellectual Property Rights.

(b)           The Company and/or its Material Subsidiaries are the sole and exclusive owners of all right, title and interest in, to and under the Business Intellectual Property.

(c)           To the knowledge of the Company, the Company and/or one of its Material Subsidiaries have the right to the use of the Intellectual Property Rights or the material covered thereby in connection with the services or products in respect of which such Intellectual Property Rights are being used.

(d)           The Company and/or its Material Subsidiaries own the Business Intellectual Property rights free and clear of any Liens, with the specific exception of those Liens set forth in Section 1.1 of the Disclosure Letter.

(e)           The Company has not received any written notice or claim stating that the manufacture, sale, licensing, or use of any of the services or products of the Company or any of its Material Subsidiaries as now manufactured, sold, licensed or used or proposed for manufacture, sale, licensing or use by the Company or any of its Material Subsidiaries in the ordinary course of the business of the Company as presently conducted infringes on any Intellectual Property of a third party where such infringement would have a Material Adverse Effect on the Company.

(f)            The Company has not received any written notice or claim stating that the use by the Company or any of its Material Subsidiaries of any Intellectual Property Rights, used in the business of the Company and any of its Material Subsidiaries as presently conducted infringes on any other person’s Intellectual Property Rights, where such infringement would have a Material Adverse Effect on the Company.

(g)           Except as disclosed in Section 3.17(g) of the Disclosure Letter, the Company has not received any written notice or claim challenging the ownership by the Company or any of its Material Subsidiaries of the Business Intellectual Property or the validity of any of the Intellectual Property Rights.

(h)           To the knowledge of the Company, all Business Intellectual Property is subsisting except to the extent any failure to be subsisting would not have a Material Adverse Effect on the Company.

(i)            To the knowledge of the Company, there is no material unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Material Subsidiaries.

(j)            To the knowledge of the Company, no Business Intellectual Property is subject to any outstanding decree, order or judgment restricting in any manner the licensing thereof by the Company or any of its Material Subsidiaries, except to the extent any such restriction would not have a Material Adverse Effect on the Company.

(k)           To the knowledge of the Company, the Company and each of its Material Subsidiaries have secured valid written assignments from all of their employees, and valid written agreements to assign from all of its consultants, who contributed to the creation or development of Business Intellectual Property.

(l)            To the knowledge of the Company, each of the Company and its Material Subsidiaries has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential information.

(m)          Each of the Company and its Material Subsidiaries has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in the standard forms of the Company, which forms have been made available to GSK.

3.18        Insurance

Each of the Company and its subsidiaries is, and has been continuously since January 1, 2005, insured by reputable and financially responsible insurers in amounts as set forth in Section 3.18 of the Disclosure Letter.  The insurance policies of the Company and its subsidiaries are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.  The Company has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against the Company or any of its subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would have a Material Adverse Effect on the Company.  A schedule of all insurance policies currently in effect is set forth in Section 3.18 of the Disclosure Letter.

3.19        Property

The Company and each of its subsidiaries, as the case may be, has legal and beneficial, good and valid title to, or such valid rights by lease, license, other agreement or otherwise to use, all of its properties and assets (real and personal, immovable and movable, tangible and intangible, including leasehold interests) sufficient to carry on their respective business as currently conducted, except where the failure to have such title or rights would not have a Material Adverse Effect on the Company.

3.20        Regulatory Matters

Except as disclosed in Section 3.20 of the Disclosure Letter:

(a)           The Company has not obtained approval to market or sell any product since its inception, except for those products listed in Section 3.20(a) of the Disclosure Letter.

The Company and each of its subsidiaries has complied in all material respects with all Laws applicable to its product candidates and the operation of its laboratory and manufacturing facilities and the conduct of its clinical trials.

(b)           To the knowledge of the Company, in the exercise of ordinary care by the Company in supervising clinical trials, there have been no adverse events in any clinical trials conducted by or on behalf of the Company of such a nature that would be required to be reported to any applicable Governmental Entity that were not reported to such applicable Governmental Entity.

(c)           The Company has disclosed to GSK all material facts and circumstances existing on the date hereof relating to the Company’s biological license application to the United States Food and Drug Administration for Fluviral, including a copy of the last written communication in relation thereto received prior to the date hereof by the Company from the United States Food and Drug Administration (which communication is referred to in Section 3.20(c) of the Disclosure Letter).

3.21        Opinion of Financial Advisor

The board of directors of the Company has received the opinion of UBS Securities LLC (“UBS”), financial advisor to the Company, to the effect that, as of the date of such opinion, the Purchase Price under the Arrangement is fair, from a financial point of view, to the holders of the Common Shares and, as of the date of this Agreement, that opinion has not been withdrawn, reserved or modified in any material respect.

3.22        Brokerage and Finders’ Fees

Except for the obligations of the Company to UBS in its capacity as financial advisor with respect to the transactions contemplated by this Agreement, the Company has no obligation for any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.  Copies of all written agreements relating to the obligations of the Company to UBS have previously been provided to GSK.

3.23        Rights Plan

None of the execution or the delivery of this Agreement or the taking of any action contemplated by this Agreement results, or shall result, in GSK becoming an Acquiring Person (as defined in the Rights Plan), provided that, prior to the consummation of the Arrangement, the Rights Plan Waiver Resolution is approved by the affirmative vote of a majority of the votes cast by holders of the Common Shares present in person or by proxy and entitled to vote at the Meeting.

3.24        Material Customers

No single customer or group of customers of the Company or any of its subsidiaries has, since January 1, 2005, terminated or communicated to the Company or any of its subsidiaries its intention or threat to terminate or alter its relationship with the Company or its subsidiaries, the loss or alteration of which has had or would have a Material Adverse Effect on the Company.

3.25        Books and Records

The books, records and accounts of the Company and its subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries, and (iii) accurately and fairly reflect the basis for the financial statements of the Company contained in the SRA Reports.  The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, and (B) to maintain accountability for assets.

3.26        Disclosure

To the knowledge of the Company, there is no fact existing on the date hereof known to the Company that it has not disclosed to GSK in writing or made available for review by GSK as part of its due diligence investigations conducted prior to the date hereof that has had or would have a Material Adverse Effect on the Company or would materially impede the completion of the Arrangement or the other transactions contemplated in this Agreement.  The information set forth in Section 3.26 of the Disclosure Letter regarding (i) the status of the filing of the Company’s biological license application for Fluviral with the United States Food and Drug Administration and (ii) the expansion and upgrading of the Company’s production capacity and expected flu vaccine production is true and correct as of the date hereof.

3.27        Management Controls

The management of the Company (a) has established, and is maintaining, disclosure controls and procedures (as defined in applicable Laws) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities and has evaluated the effectiveness of such disclosure controls and procedures, and (b) has disclosed, based on its most recent evaluation, to the auditors of the Company and the audit committee of the board of directors of the Company (i) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in applicable Laws) which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control of the Company over financial reporting.  The Company has provided to GSK a copy of all disclosures described in Section 3.27(b).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GSK AND PARENT

GSK and Parent jointly and severally represent and warrant to the Company as follows:

4.1          Corporate Organization

Each of GSK and Parent is duly organized and validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be.

4.2          Authority and No Conflicts

(a)           Each of GSK and Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by GSK and Parent and the consummation by GSK and Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of either GSK or Parent are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.

(b)           Each of this Agreement and the other documents related to the transactions contemplated hereunder has been duly executed and delivered by each of GSK and Parent and constitutes a legal, valid and binding obligation of each of GSK and Parent, enforceable against each of them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and by general principles of equity.

(c)           Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by GSK and Parent nor the performance by each of them of their obligations hereunder and thereunder and the completion of the transactions contemplated hereby, shall:

(i)            conflict with, or violate any provision of, the constating documents of GSK or Parent;

(ii)           subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.3 being obtained, and all filings and obligations described in Section 4.3 being made, violate or breach any Laws applicable to GSK or Parent; or

(iii)          subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.3 being obtained, and all filings and obligations described in Section 4.3 being made, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any agreement or other instrument to which either GSK or Parent is a party or by which either GSK or Parent is bound or subject;

except in the case of Sections 4.2(c) (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not have, individually or in the aggregate, a material adverse effect on GSK or Parent or materially impair the ability of either GSK or Parent to perform their obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

4.3          Consents; Approvals

No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from any third party or Governmental Entity is required to be obtained or made by or with respect to GSK or Parent or any of their respective subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by GSK or Parent, the performance of their obligations hereunder or the consummation by GSK and Parent of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) such registrations and other actions required under federal, state, provincial and territorial securities Laws as are contemplated by this Agreement, (d) the Appropriate Regulatory Approvals relating to GSK and Parent, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of GSK and Parent to perform their obligations hereunder.

4.4          Parent Approval

The board of directors of Parent, after considering the transactions contemplated by this Agreement, has determined:

(a)           to authorize Parent and its subsidiaries (including GSK) to consummate the transactions contemplated by this Agreement on the terms set forth herein and in the Plan of Arrangement; and

(b)           to authorize Parent to execute and deliver this Agreement.

4.5          GSK Approval

The board of directors of GSK, after considering the transactions contemplated by this Agreement, has determined:

(a)           to authorize GSK and its subsidiaries to consummate the transactions contemplated by this Agreement on the terms set forth herein and in the Plan of Arrangement; and

(b)           to authorize GSK to execute and deliver this Agreement.

4.6          No Vote Required

No vote of shareholders of Parent is required by Law, the constating documents of Parent or otherwise in order for GSK to consummate the Arrangement.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1          Covenants of the Company

(a)           The Company agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, in each case except (x) with the consent of GSK to any deviation therefrom, which shall not be unreasonably withheld or delayed, (y) with respect to any matters which are disclosed in Section 5.1 of the Disclosure Letter (each of which exceptions shall specifically identify the relevant subsection hereof to which it relates) or (z) as expressly contemplated by this Agreement, the Plan of Arrangement or the Credit Agreement:

(i)            Each of the Company and its subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees except as justified by reasons related to the business, and to preserve its relationships with customers, suppliers and others having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)           The Company shall not, and it shall not permit any of its subsidiaries to, (A) declare, set aside or pay any dividends on, or make other distributions or return capital in respect of, any of its share capital or any other equity interests, in cash, shares, property or otherwise (except for any dividend, distribution or return of capital by a subsidiary of the Company to the

Company or a wholly owned subsidiary of the Company); (B) split, combine, subdivide or reclassify any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its share capital; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its share capital or any securities or obligations convertible into, exerciseable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its share capital (including any phantom interest or other right linked to the price of the Common Shares), or authorize any of the foregoing, except (1) as required by the terms of the agreements disclosed in Section 5.1(a)(ii)(C) of the Disclosure Letter or any securities outstanding on the date of this Agreement, (2) pursuant to the Options, Warrants, or the Restricted Share Units issued or granted prior to the date of this Agreement, or (3) pursuant to elections made prior to the date hereof under the Directors’ Fee Payment Plan; (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its share capital or any security convertible into or exchangeable for such shares; or (E) amend or modify in any respect any of the terms and conditions of the Warrants, Options, Restricted Share Units, rights issued under the Rights Plan or any of the instruments governing those securities except with the prior written consent of GSK or as contemplated by this Agreement.

(iii)          Except as disclosed in Section 5.1(a)(iii) of the Disclosure Letter, the Company shall not, nor shall the Company permit any of its subsidiaries to, (A) authorize, make or commit to make any capital expenditures (including capital lease obligations) in excess of $1 million individually or in the aggregate other than capital expenditures to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), except for capital expenditures included in the 2005 capital and operating budget of the Company (a copy of which has been made available to GSK or its advisors), or that are required under applicable Laws, or (B) authorize or commit to any new clinical trials or similar studies the funding of which is to be provided by sources that are not contemplated in the 2005 capital and operating budget of the Company.

(iv)          The Company shall not, nor shall it permit any of its subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person as to which the total consideration is in excess of $1 million individually (or in respect of a series of related transactions) or $1 million in the aggregate (except purchases of assets from suppliers or vendors in the ordinary course of business consistent with past practice and except purchases of capital assets pursuant to Section 5.1(a)(iii)).

(v)           Except with respect to the sale of assets of the Company or any subsidiary of the Company as to which the aggregate market value is not in excess of $1 million individually (or in respect of a series of related transactions) or $1 million in the aggregate or the sale of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice, the Company shall not, nor shall it permit any of its subsidiaries to, sell, pledge, encumber, lease (whether such lease is an operating or capital lease or a sale and lease back of assets) or otherwise dispose of any assets (other than relating to transactions between two or more wholly-owned subsidiaries of the Company or between a wholly-owned subsidiary and the Company and except as permitted pursuant to Section5.1(a)(vi)).

(vi)          The Company shall not, nor shall it permit any of its subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to any indebtedness, other than (1) indebtedness between the Company or any of its subsidiaries and another of its subsidiaries, (2) additional indebtedness incurred in the ordinary course of business consistent with past practice in an amount not to exceed $1 million in the aggregate, (3) additional borrowings under credit lines existing as of the date of this Agreement incurred in the ordinary course of business consistent with past practice and (4) indebtedness incurred under or contemplated by the Credit Agreement, (B) enter into interest rate swaps with a notional amount in excess of $1 million in the aggregate, (C) enter into any material operating lease or create any mortgages, Liens on the property of the Company or any of its subsidiaries in connection with any indebtedness (other than any indebtedness permitted pursuant to Section 5.1(a)(vi), or (D) refinance any indebtedness other than as contemplated in the Credit Agreement or as described in Section 5.1(a)(vi) of the Disclosure Letter.

(vii)         Except as required by applicable Law, the Arrangement, this Agreement or any other agreement to which the Company or any of its subsidiaries is a party on the date of this Agreement and which has been disclosed in the Disclosure Letter, the Company shall not, nor shall it permit any of its subsidiaries to:

(A)          increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of the Company or any of its subsidiaries (except as permitted pursuant to Section 5.1(c)(vii) (B));

(B)           increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of the Company or any of its subsidiaries, except for normal increases for persons who are not directors made in the ordinary course of business consistent with past practice, provided that the overall compensation budget, on an average, per employee basis, shall not increase, on an annual basis, by more than the percentage set out in Section 5.1(a)(vii)(B) of the Disclosure Letter;

(C)           whether through its board of directors or otherwise, accelerate prior to the Effective Time the vesting of any unvested Options or otherwise amend, vary or modify the Plans; or

(D)          adopt, establish or enter into any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of the Company or any of its subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(viii)        The Company shall not, nor shall it permit any of its subsidiaries to, amend or propose to amend its constating documents except to transition under the BCBCA if it would be prudent to do so.

(ix)           The Company shall not authorize any action or expenditure which is directly or indirectly inconsistent with the 2005 capital and operating budget of the Company, nor shall it permit any of its subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities prior to the same being due, other than in the ordinary course of business consistent with past practice.

(x)            Except in the ordinary course of business or as required by applicable Laws, the Company shall not, nor shall it permit any of its subsidiaries to, enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement of the nature required to be disclosed by Section 3.9 or any contract which involves payments or receipts by the Company or any of its subsidiaries of more than $1 million over the term of such contract or agreement, or any contracts listed in Schedule 5.1(a)(x) of the Disclosure Letter.

(xi)           The Company shall not, nor shall it permit any of its subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to the Company or any subsidiary of the Company except as required by applicable Laws or by Canadian generally accepted accounting principles as advised by the regular independent accountants of the Company or such subsidiary, as the case may be.

(xii)          Except as required by applicable Laws, the Company shall not, nor shall it permit any of its subsidiaries to, (i) make, change or rescind any material tax election, (ii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (iii) settle any material Tax claim or assessment, (iv) surrender any right or claim to a Tax refund, or (v) amend any of its transfer pricing policies.

(xiii)         The Company shall not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) (A) the Rights Plan or (B) any takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than GSK and its affiliates) or any action taken thereby, including any Take-over Bid (as defined in the Rights Plan), which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.  The Company shall not, nor shall it permit any subsidiary to, (a) enter into any confidentiality or standstill agreement except as permitted by Section 5.5(b) and other than any routine confidentiality agreement entered into in the ordinary course of business consistent with past practice or (b) amend or release any third party from its obligations or grant any consent or waiver under, any confidentiality or standstill provision or fail to fully enforce any such provision other than with respect to any confidentiality provision in any confidentiality agreement entered into in the ordinary course of business consistent with past practice.

(xiv)        The Company shall not, nor shall it permit any of its subsidiaries to, take or fail to take any action which would cause any of the representations or warranties of the Company hereunder to be untrue in any material respect or which would reasonably be expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section 6.2(c) not to be satisfied.

(xv)         The Company shall not, nor shall it permit any of its subsidiaries to, in-license or out-license or commit to in-license or out-license or otherwise acquire or transfer any Intellectual Property Rights, other than in the ordinary course of business.

(xvi)        The Company shall not, nor shall it permit any of it subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for the scheduled renewal of any such insurance policy by the Company, or any of its subsidiaries, as applicable, current directors’ and officers’ liability insurance policy for a period of not more than one year, on terms comparable to those currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice.

(xvii)       Except as disclosed in Section 5.1(a)(xvii) of the Disclosure Letter, the Company shall not, nor shall it permit any of its subsidiaries to, (i) cancel any material indebtedness, (ii) waive, transfer, grant or release any claims or potential claims of material value or (iii) waive any material benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party or of which the Company or any of its subsidiaries is a beneficiary.

(xviii)      The Company shall not, nor shall it permit any of its subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

For purposes of Sections 5.1(a) and 5.1(i), any reference to the 2005 capital and operating budget of the Company shall be deemed to include the 2006 capital and operating budget of the Company after such budget has been approved by the board of directors of the Company.  Subject to applicable Laws, including the Competition Act and applicable anti-trust Laws of the United States, the 2006 capital and operating budget of the Company shall be subject to the review and approval of GSK, such approval not to be unreasonably withheld or delayed, provided that GSK acknowledges and agrees that such budget may be consistent with the current operations, programs and plans of the Company.

(b)           The Company shall promptly advise GSK in writing:

(i)            of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of the Company contained in this Agreement to be materially untrue or inaccurate at the Effective Time (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)           of any Material Adverse Effect on the Company or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on the Company; and

(iii)          of any material breach by the Company of any covenant, obligation or agreement contained in this Agreement.

(c)           The Company shall, and shall cause its subsidiaries to, perform all obligations required to be performed by the Company or any of its subsidiaries under this

Agreement, cooperate with GSK in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall:

(i)            upon approval of the Rights Plan Waiver Resolution and upon receipt of the requisite approval of the TSX, forthwith execute and deliver the Rights Plan Amending Agreement and cause such agreement to be and remain in full force and effect, unamended;

(ii)           subject to Sections 5.5 and 5.6, retain a proxy solicitation firm to actively solicit (in a commercially reasonable manner) from Securityholders, proxies in favour of approval of the Arrangement Resolution and from the holders of Common Shares proxies in favour of approval of the Rights Plan Waiver Resolution and use commercially reasonable efforts to obtain the approval by the Securityholders of the Arrangement Resolution and the holders of Common Shares of the Rights Plan Waiver Resolution;

(iii)          subject to the last sentence of Section 5.6(a), not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Meeting without GSK’s prior written consent except as required by Law or, in the case of adjournment, as may be required by the Securityholders as expressed by majority resolution;

(iv)          use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 6;

(v)           apply for and use commercially reasonable efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals required to be obtained by the Company or any of its subsidiaries in order for the Company to consummate the transactions contemplated hereby and, in doing so, to keep GSK reasonably informed as to the status of the proceedings related to obtaining such Appropriate Regulatory Approvals, including providing GSK the opportunity to be present for all communications with any Governmental Entity and providing GSK with copies of all related applications and notifications, in draft form (except that commercially confidential information of the Company may be expurgated in GSK’s copy and shall be provided to GSK’s counsel on an external counsel basis), in order for GSK to provide its reasonable comments;

(vi)          apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order, which Final Order shall be applied for on the basis that it shall be effective only upon the Company notifying the Court that the Appropriate Regulatory Approvals have been obtained;

(vii)         carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(viii)        diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(ix)           use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Company which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(x)            effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company or any of its subsidiaries in connection with the transactions contemplated hereby;

(xi)           provide its financial results for any period after the date of this Agreement on a timely basis following the filing of any SRA Reports;

(xii)          use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by the Company or a subsidiary of the Company to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of the Company or its subsidiaries to consummate the transactions contemplated hereby; and

(xiii)         maintain the suspension of the Directors’ Fee Payment Plan until the earlier of the Effective Time or the date upon which this Agreement is terminated in accordance with Article 7.

(d)           The board of directors of the Company shall recommend to the holders of Common Shares the approval of the Arrangement Resolution and the Rights Plan Waiver Resolution; provided that, notwithstanding any other provision of this Agreement, the board of directors of the Company may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Sections 5.5 and 5.6 prior to the approval of the Arrangement Resolution by the Securityholders.

(e)           The Company shall not waive the application of section 3.1 of the Rights Plan to an Acquisition Proposal unless the Acquisition Proposal is a Superior Proposal and the Company has complied with Sections 5.5 and 5.6, provided that, in such case, the waiver cannot be effective until after the Meeting and further provided that such waiver cannot be effective if the Arrangement Resolution shall have been approved by the requisite majority of the Securityholders at the Meeting.

(f)            From the date hereof to the earlier of the Effective Time and the date upon which this Agreement is terminated in accordance with Article 7, the Company shall not dispose of any of its shares of any of its subsidiaries and shall cause each of its subsidiaries to:

(i)            not issue any additional securities to any person other than the Company or a subsidiary of the Company; and

(ii)           cooperate with and assist the Company and GSK in such other ways to the extent practicable to implement the Arrangement on the terms set forth herein and in the Plan of Arrangement.

(g)           The Company shall use its commercially reasonable efforts to proceed in a timely manner and in accordance with the information set forth in Section 3.26 of the Disclosure Letter in submitting to, and seeking the approval of, the United States Food and Drug Administration of its biological license application for Fluviral.

(h)           The Company shall use its commercially reasonable efforts to remain on schedule for completion of the expansion and upgrading of its Quebec-based flu vaccine manufacturing facilities and achieve expected flu vaccine production capacity in accordance with the information set forth in Section 3.26 of the Disclosure Letter.

(i)            As soon as reasonably practicable after the execution of this Agreement the Company will engage, at the expense of GSK, an independent third party consultant that is acceptable to GSK, on terms that are acceptable to GSK and the Company, to monitor the Company’s Fluviral related activities, including the biological license application with the United States Food and Drug Administration, and provide recommendations regarding those activities, which recommendations will be implemented by the Company if it would be reasonable to do so and if such recommendations are consistent with the 2005 capital and operating budget of the Company.

5.2          Covenants of GSK and Parent

(a)           GSK shall promptly advise the Company in writing:

(i)            of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of GSK or Parent contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(ii)           of any material breach by either GSK or Parent of any of their covenants, obligations or agreements contained in this Agreement.

(b)           GSK shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, GSK shall:

(i)            use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 6;

(ii)           apply for and use commercially reasonable efforts to obtain promptly all Appropriate Regulatory Approvals required to be obtained by GSK or any of its affiliates in order for GSK to consummate the transactions contemplated hereby, and, in doing so, to keep the Company reasonably informed as to the status of the proceedings related to obtaining such Appropriate Regulatory Approvals, including providing the Company with copies of all related applications and notifications, in draft form (except that information relating to GSK’s integration plans for the Company and its subsidiaries may be expurgated in the Company’s copy and except that commercially confidential information of GSK may be expurgated in the Company’s copy and shall be provided to the Company’s counsel on an external counsel basis), in order for the Company to provide its reasonable comments;

(iii)          diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iv)          carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on GSK with respect to the transactions contemplated hereby and by the Arrangement;

(v)           use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to GSK which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)          effect all necessary registrations, filings and submissions of information required by Governmental Entities from GSK or its affiliates in connection with the transactions contemplated hereby; and

(vii)         use commercially reasonable efforts to obtain all waivers, consents and approvals required to be obtained by GSK or any affiliate of GSK to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of GSK to consummate the transactions contemplated hereby.

(c)           GSK shall pay all requisite filing fees and taxes thereon in relation to any filing or application in respect of any Appropriate Regulatory Approvals.

(d)           Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by GSK of each and every obligation of GSK arising under this Agreement and the Arrangement, including the payment of the Consideration pursuant to the Arrangement.

(e)           At the Effective Time GSK shall have sufficient funds to pay the Consideration in accordance with the terms of the Arrangement.

5.3          Access to Information

(a)           Subject to Section 5.3(b) and applicable Laws, upon reasonable notice to the Company, the Company shall (and shall use all commercially reasonable efforts to cause each of its subsidiaries and their respective representatives, officers, directors, employees and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, counsel and accountants) (collectively the “Representatives”) of GSK reasonable access at the Company’s facilities, during normal business hours from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, to its respective properties, books, contracts and records (including monthly financial reports and preclinical, clinical and manufacturing reports that are provided to senior management of the Company), as well as to its management personnel; provided, however, (i) that such access shall be provided on a basis that minimizes the disruption to the operations of the Company, and (ii) the Company and its subsidiaries and representatives may withhold any such access, information or documents if, acting reasonably, the Company determines that permitting such access or disclosing such information or documents would (x) be inconsistent with any guidelines for the conduct of business prior to the Effective Time as agreed between the Company and GSK, or (y) breach any obligations of confidentiality that the Company or its subsidiaries have to third parties.  Subject to the foregoing right of the Company and its subsidiaries to withhold access, information or documents during such period, the Company shall (and shall use all commercially reasonable efforts to cause each of its subsidiaries to) furnish promptly to GSK all information concerning the business, properties and personnel of the Company as GSK may reasonably request.  Subject to Section 5.3(b) and applicable Laws, GSK shall afford the Representatives of the Company reasonable access during normal business hours from the date of this Agreement and until the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with Article 7, to such management personnel of GSK or its affiliates as the

Company may request, acting reasonably, for purposes of obtaining input on all matters contemplated by this Agreement.

(b)           GSK and the Company acknowledge that information received pursuant to Section 5.3(a) may be Personal Information under applicable Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be “Confidential Information” for purposes of the Confidentiality Agreement.  GSK and the Company further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement.  If any material is withheld by the Company or any of its subsidiaries because of the confidential nature of such material, or otherwise, the Company or such subsidiary shall inform GSK as to the general nature of what is being withheld and such information may, in the sole discretion of the Company, be disclosed to external advisors of GSK.

5.4          Indemnification

(a)           GSK agrees that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favour of the directors or officers of the Company as provided in its constating documents or in written contracts in effect on the date of this Agreement, shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or officers of the Company arising out of such acts or omissions and the sixth anniversary of the Effective Date, and GSK hereby assumes, effective upon consummation of the Arrangement, all such indemnification obligations of the Company with respect to any matters arising prior to the Effective Time.

(b)           GSK agrees that there shall be maintained in effect, for not less than six years from the Effective Date, coverage substantially equivalent to that in effect under the current policies of the directors’ and officers’ liability insurance maintained by the Company, which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Effective Date; provided that in no event shall GSK be required to expend in any one year an amount in excess of 200% of the annual amount currently paid by the Company and if the annual premiums of such insurance coverage exceed such amount, GSK shall be obligated only to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.  Alternatively, notwithstanding any other provision of this Agreement, the Company may, at its option, and shall, at the request of GSK, purchase, as an extension of the Company’s current insurance policies, prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in the Company’s current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by the Company shall cover the interest of GSK in respect of its indemnification obligations under this Section 5.4.

(c)           In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of the Company or, at GSK’s option, GSK, shall assume the obligations set forth in this Section 5.4.

(d)           The Company shall not amend the constating documents of the Company after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time.  The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any subsidiary at the Company’s request, it being acknowledged by the parties hereto that each director or officer of a subsidiary is or was doing so at such request of the Company.

5.5          Covenants Regarding Non-Solicitation

(a)           The Company shall, and shall direct and cause its Representatives and its subsidiaries and their Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by the Company and, in connection therewith, the Company shall request (and exercise all rights it has to require the return of information regarding the Company and its subsidiaries previously provided to such parties and shall request (and exercise all rights it has to require) the destruction of all materials including or incorporating any confidential information regarding the Company and its subsidiaries.

(b)           Subject to Section 5.6, the Company agrees that it shall not, and shall not authorize or permit any of its subsidiaries or any of its Representatives and its subsidiaries’ Representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify in a manner adverse to GSK, or publicly propose to withdraw or modify in a manner adverse to GSK, the approval, recommendation or declaration of advisability of the board of directors of the Company of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the board of directors of Company of the transactions contemplated hereby within ten Business Days after an Acquisition Proposal has been publicly announced shall be considered an adverse modification if such failure occurs prior to the Meeting), (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.6(a)) or requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Company or any of its subsidiaries completes the transactions contemplated hereby or any other transaction with GSK or any of its affiliates agreed to prior to any termination of this Agreement.  Notwithstanding the preceding sentence and any other provisions of this Agreement, the board of directors of the Company may, prior to the approval of the Arrangement by the Securityholders, consider, participate in any discussions or negotiations with, or provide information in accordance with the last sentence of this Section 5.5(b) to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited or encouraged after the date of this Agreement and did not otherwise result from a breach of this Section 5.5 if the board of directors of the Company determines in good faith, after consultation with a financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal and, after consultation with outside legal counsel, the board of directors of the Company determines that its failure to do so would be inconsistent with its fiduciary duties under applicable Laws, provided, however, that, prior to providing any such information, the Company must obtain a confidentiality agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement, and on terms no more favourable to such person than the terms of the Confidentiality Agreement including a standstill provision at least as stringent as the standstill provision contained in the Confidentiality Agreement.  The Company shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case after the date of the approval of the Arrangement by the Securityholders.  If the Company receives a request for material non-public information from a person who has made an unsolicited bona fide written Acquisition Proposal and the Company is permitted, as contemplated under the second sentence of this Section 5.5(b), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Company may, subject to the execution by such person of the confidentiality agreement as described above, provide such person with access to information regarding the Company; provided that the Company sends a copy of any such confidentiality agreement to GSK promptly upon its execution and GSK is provided with a list of, and copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(c)           From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify GSK, at first orally and then in writing, of any inquiries, proposals or offers relating to or constituting an Acquisition Proposal, or any request for non-public information relating to the Company or any of its subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as GSK may reasonably request.  The Company shall keep GSK fully informed of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)           Nothing contained in Section 5.1(d) or 5.5(b) shall prohibit the board of directors of the Company from withdrawing, modifying or changing its recommendation to the holders of Common Shares in respect of the transactions contemplated hereby prior to the approval of the Arrangement by the Securityholders, if the board of directors of the Company determines in good faith (after consultation with outside legal counsel) that such withdrawal, modification or change is necessary for the board of directors of the Company to act in a manner consistent with its fiduciary duties or applicable Laws; provided that (i) not less than 48 hours before the board of directors of the Company considers any such withdrawal, modification or change, the Company shall give GSK written notice thereof including a summary of the reasons for and all relevant information relating to such withdrawal, modification or change, and (ii) the foregoing shall not relieve the Company from its obligation to proceed to call and hold the Meeting and to hold the vote on the Arrangement Resolution and the Rights Plan Waiver Resolution, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(e)           The Company shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by such officers, directors, employees, financial advisors or other advisors or representatives.

(f)            Nothing contained in this Section 5.5 shall prohibit the Company from making any disclosure to Securityholders, if the board of directors of the Company determines in good faith (after consultation with outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties or applicable Laws.

5.6          Right to Accept a Superior Proposal

(a)           If the Company has complied with Section 5.5 with respect thereto, the Company, and its board of directors, may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal prior to the approval of the Arrangement by the Securityholders and terminate this Agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this Section 5.6), (i) the Company has provided GSK with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the later of (x) the date GSK received written notice (a “Section 5.6 Notice”) advising GSK that the board of directors of the Company has resolved, subject only to compliance with this Section 5.6, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (y) the date GSK received a copy of such Superior Proposal, (iii) the board of directors of the Company has determined in good faith (after consultation with outside legal counsel) that the failure of the board of directors of the Company to take such action would be inconsistent with its fiduciary duties or contrary to applicable Laws, (iv) taking into account any revised proposal made by GSK since receipt of the Section 5.6 Notice, such Superior Proposal remains a Superior Proposal and the board of directors of the Company has again made the determination referred to in this Section 5.6(a) and (v) the Company has previously or concurrently shall have paid to GSK the Termination Fee, if any, payable under Section 7.4.  In the event that the Company provides GSK with a Section 5.6 Notice on a date that is less than five Business Days prior to the Meeting, the Company shall adjourn the Meeting (without notice on the Arrangement or any related matters) to a date that is not less than five Business Days and not more than ten Business Days after the date of the Section 5.6 Notice.

(b)           During the five Business Day period referred to in Section 5.6(a)(ii), the Company agrees that GSK shall have the right, but not the obligation, to offer to amend the terms of this Agreement including, without limitation, by changing the structure of the transaction from a plan of arrangement to a take-over bid or other similar transaction.  The board of directors of the Company will review any proposal by GSK to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether GSK’s amended proposal upon acceptance by the Company would result in the applicable Superior Proposal ceasing to be a Superior Proposal.  If the board of directors of the Company so determines, it shall enter into an amended agreement with GSK reflecting GSK’s amended proposal.  If the board of directors of the Company continues to believe, in good faith and after consultation with a financial advisor and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects GSK’s amended proposal, the Company may, on termination of this Agreement in accordance with Section 7.2(c)(iv) and payment of the Termination Fee as required pursuant to Section 7.4(b), accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(c)           The Company also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 5.5 and the requirement under Section 5.6(a)(ii) to initiate an additional five Business Day notice period.

5.7          Employee Benefits

GSK covenants and agrees, and after the Effective Time it will cause the Company and any successor to the Company to agree, to honour and comply with the terms of those existing employment and severance agreements of the Company which the Company has disclosed to GSK in writing in the Disclosure Letter.  GSK also covenants and agrees, and after the Effective Time it will cause the Company and any successor to the Company to agree, that for a period of one year it will deal with any employees of the Company who are not party to an employment agreement with the Company, and whose employment may be terminated after the Effective Date, in a fair and equitable manner consistent with applicable Laws and the existing termination policies of the Company as disclosed to GSK in writing prior to the date of this Agreement.

5.8          Pre-Acquisition Reorganizations

The Company shall agree to effect such reorganization of its business, operations and assets or such other transactions, including to contemplate an amalgamation of companies, (each, “Pre-Acquisition Reorganization”) as GSK may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly, provided, however, that the Company need not effect any Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of the Securityholders in respect of such Pre-Acquisition Reorganization other than at the Meeting, (ii) would prejudice the Securityholders, (iii) would impede or materially delay the consummation of the transactions contemplated hereby or (iv) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting the Company and its subsidiaries.  GSK shall be responsible for, and reimburse the Company for, all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and its subsidiaries in considering or effecting a Pre-Acquisition Reorganization and for any costs of the Company and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of this Agreement at GSK’s request.

5.9          Proxies Received and Dissent Notices

The Company shall advise GSK:

(a)           as reasonably requested, and on a daily basis on each of the last seven Business Days prior to the Meeting, as to the aggregate tally of the proxies and votes received in respect of the Meeting; and

(b)           of any written notice of dissent, withdrawal of such notice, and any other instruments received by the Company pursuant to the Dissent Rights.

5.10        Closing Matters

Each of GSK and the Company shall deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

5.11        Privacy Matters

(a)           GSK and the Company acknowledge and agree that certain information provided by the Company to GSK in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) which is necessary for the purposes of determining if GSK shall proceed with the Arrangement, that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business of the Company or the completion of the Arrangement and that, as contemplated by the terms of the Confidentiality Agreement, such Disclosed Personal Information:

(i)                                     may not be used for any purpose other than those related to the performance of this Agreement;

(ii)                                  must be kept strictly confidential and GSK shall ensure that access to such Personal Information shall be restricted to those Representatives of GSK who have a bona fide need for access to such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with GSK’s obligations hereunder; and

(iii)                               upon the termination of this Agreement, or otherwise upon the request of the Company, GSK shall forthwith cease all use of the Disclosed Personal Information acquired by GSK in connection with this Agreement and will return to the Company or, at the Company’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b)                                 In addition to the foregoing obligations contained in the Confidentiality Agreement:

(i)                                     GSK agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii)                                  each of the Company and GSK agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information.  The parties shall fully co-operate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(iii)                               if the Arrangement is completed the Company may disclose additional Personal Information of its employees, customers, directors and officers to GSK and its Representatives on condition that:

(A)                              GSK and its Representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by the Company, and

(B)                                the employees, customers, directors, officers and shareholders whose Personal Information is disclosed are notified that:

(I)                                    the Arrangement has taken place, and

(II)                                the personal information about them has been disclosed to GSK and its Representatives.

(c)                                  Without limiting the foregoing, each of the Company and GSK acknowledge and agree that the Disclosure Letter and all information contained in it is confidential and may not be disclosed to any other person unless (a) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (b) such disclosure is required in order to enforce its rights under this Agreement.

ARTICLE 6
CONDITIONS

6.1          Mutual Conditions

Subject to Section 6.1 of the Disclosure Letter, the respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction or, if permissible, waiver of the following conditions on or before the Effective Date:

(a)                                  the Arrangement shall have been approved by the Securityholders at the Meeting in the manner required by applicable Laws (including any conditions imposed by the Interim Order);

(b)                                 the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of GSK and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)                                  no provision of any applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(d)                                 the Appropriate Regulatory Approvals shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation.

6.2          Additional Conditions to the Obligations of GSK and Parent

Subject to Section 6.1 of the Disclosure Letter, the obligations of GSK and Parent to consummate the Arrangement shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of GSK and Parent and may be waived by GSK on behalf of GSK and Parent) on or before the Effective Date:

(a)                                  the Circular shall have been mailed to the Securityholders by the Mailing Date and, subject to Section 5.6(a) the Meeting shall have been held on or before the Meeting Date;

(b)                                 the Company shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(c)                                  each of the representations and warranties of the Company under this Agreement (which for purposes of this Section 6.2 shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on the Company;

(d)                                 since the date of this Agreement, there shall have been no Material Adverse Effect on the Company or any event, occurrence or development which would materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby;

(e)                                  GSK shall have received a certificate of the Company addressed to GSK and Parent and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company, confirming that the conditions in Sections 6.2(b), (c) and (d) have been satisfied;

(f)                                    there shall not have been any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by GSK or any of its affiliates of any Common Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from the Company or GSK or any of their affiliates any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to prohibit or limit the ownership or operation by GSK or any of its affiliates of any portion of the business or assets of GSK or its affiliates, the Company or any of their respective affiliates or to compel GSK or any of its affiliates to dispose of or hold separate any portion of the business or assets of GSK or its affiliates or the Company or any of their respective affiliates, as a result of the Plan of Arrangement, (iv) seeking to impose limitations on the ability of GSK or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any the Common Shares, including the right to vote the Common Shares purchased by it on all matters properly presented to the shareholders of the Company, (v) seeking to prohibit GSK or any of its affiliates from effectively controlling in any material respect the business or operations of the Company and its subsidiaries or (vi) imposing any condition or restriction that in the judgment of GSK, acting reasonably, would be burdensome to the future operations or business of GSK or its affiliates or the Company after the Effective Time;

(g)                                 the board of directors of the Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company and its subsidiaries to permit the consummation of the Arrangement;

(h)                                 the holders of the Common Shares shall have approved the Rights Plan Waiver Resolution and the Rights Plan Amending Agreement shall have been executed and delivered;

(i)                                     the senior officers of the Company identified in Section 6.2(i) of the Disclosure Letter shall have entered into binding agreements in substantially the form set forth in Section 6.2(i) of the Disclosure Letter with respect to non-solicitation and non-competition matters;

(j)                                     holders of not more than 10% of the Common Shares voting at the Meeting shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

(k)                                  the consents and approvals set forth in Section 3.9(a)(j) of the Disclosure Letter shall have been obtained or received; and

(l)                                     all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense in respect of Parent or GSK or any of their directors, or would, individually or in the aggregate, have a Material Adverse Effect on the Company or be material and adverse to GSK after the Effective Time, shall have been obtained or received.

6.3          Additional Conditions to the Obligations of the Company

The obligations of the Company to consummate the Arrangement shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of the Company and may be waived by the Company) on or before the Effective Date:

(a)                                  GSK and Parent shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(b)                                 each of the representations and warranties of GSK and Parent under this Agreement (which for purposes of this Section 6.3 shall be read as though none of them contained any materiality qualification) shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on GSK;

(c)                                  the Company shall have received a certificate of GSK addressed to the Company and dated the Effective Date, signed on behalf of GSK by an officer of GSK, confirming that the conditions in Sections 6.3(a) and 6.3(b) have been satisfied;

(d)                                 GSK shall have deposited or caused to be deposited with the Depository specified in the Plan of Arrangement, for the benefit of the Securityholders, cash in an amount equal to the Consideration;

(e)                                  the boards of directors of each of GSK and Parent shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by each of GSK and Parent and their respective subsidiaries, to permit the consummation of the Arrangement; and

(f)                                    all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense in respect of the Company or its directors after the Effective Time, shall have been obtained or received.

6.4          Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1          Amendment

This Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

(a)                                  change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)                                 waive compliance with or modify any conditions precedent herein contained,

provided, however, that, after receipt of approval of Securityholders there shall be no amendment that by Law requires further approval by Securityholders without further approval of such holders.

7.2          Termination

(a)                                  If any condition contained in Sections 6.1 or 6.2 is not satisfied at or before the Termination Date to the satisfaction of GSK, then GSK may, by notice to the Company on or after the Termination Date, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of GSK arising from any breach by the Company but for which the condition would have been satisfied.

(b)                                 If any condition contained in Sections 6.1 or 6.3 is not satisfied at or before the Termination Date to the satisfaction of the Company, then the Company may, by notice to GSK on or after the Termination Date, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of the Company arising from any breach by GSK or Parent but for which the condition would have been satisfied.

(c)                                  This Agreement may be terminated:

(i)                                     by the mutual agreement of the Company and GSK (without any action on the part of the Securityholders);

(ii)                                  by either the Company or GSK, if there shall be passed any Law, or a final and non-appealable order of a court having jurisdiction having been made, that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)                               by GSK if (A) the board of directors of the Company shall have failed to recommend or has withdrawn or modified or changed in a manner adverse to GSK its approval or recommendation of the Arrangement, or (B) the board of directors of the Company shall have approved or recommended an Acquisition Proposal;

(iv)                              by the Company in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.6 and the payment of the Termination Fee required to be paid pursuant to Section 7.4;

(v)                                 by the Company or GSK if the approval of the Securityholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution by Securityholders and the Rights Plan Waiver Resolution by the holders of Common Shares at the Meeting;

(vi)                              by GSK if the Company fails to satisfy the conditions in Section 6.2(a) in respect of the Mailing Date and the Meeting Date;

(vii)                           by the Company if there has been a material breach by GSK of its obligation to make any Advance (as defined in the Credit Agreement) when required under the terms of the Credit Agreement;

(viii)                        by the Company under Section 2.07(3) of the Credit Agreement; or

(ix)                                by GSK under Section 2.07(4) of the Credit Agreement;

in each case, prior to the Termination Date.

(d)                                 If the Effective Time does not occur on or prior to 5:00 p.m.  (Vancouver time) on the Termination Date, then, unless otherwise agreed in writing by the parties, this Agreement shall terminate.

7.3          Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 7.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 7.3 and Sections 5.2(c), 5.3(b), 5.8, 5.11, 7.4, 8.3, 8.10, 8.11 and 8.14; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any party from any liability for any wilful breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein.

7.4          Termination Fee

If:

(a)                                  GSK shall terminate this Agreement as a result of any action or inaction of the board of directors of the Company pursuant to Section 7.2(c)(iii); or

(b)                                 the Company shall terminate this Agreement in order to enter into a Superior Proposal pursuant to Section 7.2(c)(iv); or

(c)                                  either the Company or GSK shall terminate this Agreement pursuant to Section 7.2(c)(v) in circumstances where the Arrangement Resolution or the Rights Plan Waiver Resolution have not received the required shareholder approval at the Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any person other than GSK prior to the Meeting and not withdrawn more than three Business Days prior to the Meeting, and (B) the Company enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, with such person, after the date of such termination of this Agreement and prior to the expiration of 12 months following the date of such termination of this Agreement;

then in any such case the Company shall pay to GSK the Termination Fee in immediately available funds to an account designated by GSK.  Such payment shall be due (A) in the case of a termination specified in Section 7.4(a), within five Business Days after written notice of termination by GSK, or (B) in case of a termination specified in Section 7.4(b), on or prior to the termination of this Agreement, or (C) in the case of a termination specified in Section 7.4(c), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein.  The Company shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5          Effect of Termination Fee Payment

For greater certainty, the parties hereto agree that if the Company pays the Termination Fee to GSK pursuant to the provisions of Section 7.4, then, notwithstanding any other provision of this Agreement, GSK shall have no other remedy for any breach of this Agreement by the Company, unless the Company makes a claim against GSK for breach of a provision of this Agreement, in which circumstances the liability of the Company to GSK for damages for claims in respect of breaches of this Agreement shall be subject to a maximum limit equal to the liability of GSK to the Company for damages for claims in respect of breaches of this Agreement plus the Termination Fee.

ARTICLE 8
GENERAL

8.1          Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

8.2          Non-Survival of Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant to hereto shall terminate at the Effective Time, except that the covenants and agreements set forth in Sections 5.3(b), 5.4, 5.7, 5.11, 8.2, 8.6 and 8.8 shall survive the Effective Time.

8.3          Notices

All notices and other communications hereunder shall be in writing in the English language and shall be deemed given when delivered personally or telecopied (with receipt confirmed) or dispatched (postage prepaid) by a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)	If to the Company, at:

1630 Waterfront Center
200 Burrard Street
Vancouver, BC V6C 3L6

Attention: Chief Executive Officer

Telecopier No.: 604.431.9314

with copies (which shall not constitute notice) to:

McCarthy Tétrault LLP
P.O. Box 10424, Pacific Centre
Suite 1300, 777 Dunsmuir Street
Vancouver, BC V7Y 1K2

Attention: Richard Balfour

Telecopier No.: 604.622.5615

and

ID Biomedical Corporation Quebec
525 Cartier Blvd West
Laval, QC H7V 3S8

Attention: VP Legal Affairs

Telecopier No.: 450.978.7956

(b)	If to GSK and Parent, at:

GlaxoSmithKline Inc.
7333 Mississauga Road North
Mississauga, ON
L5N 6L4

Attention: Company Secretary

Telecopier No.: 905.819.3087

and to:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS

Telecopier No.: 44.208.047.6905

with copies (which shall not constitute notice) to:

Blake, Cassels and Graydon LLP
Suite 2600 – 595 Burrard Street
Vancouver, BC V7X 1L3

Attention: Peter J. O’Callaghan

Telecopier No.: 604.631.3309

and to:

GlaxoSmithKline
One Franklin Plaza (FP2355)
200 N. 16th Street
Philadelphia, PA 19102

Attention: Donald F. Parman

Telecopier No.: 215.751.5349

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Notice will be deemed to have been given when it is received if delivered personally or sent by courier or sent by telecopy during regular business hours on a Business Day in the recipient’s city, and on the next Business Day if sent by telecopy or delivered outside regular business hours in the recipient’s city.

8.4          Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of Law or otherwise) except, that GSK may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Parent incorporated in Canada.

8.5          Binding Effect

Subject to Section 8.4, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.6          Third Party Rights

This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns; provided, however, that the provisions of Section 5.4 concerning insurance and indemnification and the provisions of Section 8.8 concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

8.7          Waiver and Modification

The Company and GSK may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto.  Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.8          No Personal Liability

(a)                                  No director or officer of GSK or Parent or any of their respective subsidiaries shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the Arrangement on behalf of GSK or Parent.

(b)                                 No director or officer of the Company or any of its subsidiaries shall have any personal liability whatsoever to GSK or Parent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of the Company.

8.9          Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.10        Expenses

Subject to Sections 7.3, 5.2(c) and 5.8, the parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, and all disbursements by advisors, shall be paid by the party incurring such expenses, provided however, that GSK shall pay all filing fees and printing, mailing and proxy solicitation costs in connection with the Arrangement and the transactions contemplated by this Agreement.

8.11        Public Announcements

The initial press release concerning the Arrangement shall be a joint press release and thereafter GSK and the Company agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective commercially reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations.  Subject to applicable Laws, each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof.  The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement.  GSK and the Company also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

8.12        Governing Laws; Consent to Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.  Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.13        Remedies and Waivers

(a)                                  No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement or any other documents referred to herein shall affect that right, power or remedy or operate as a waiver thereof.  The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy.  The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

(b)                                 The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm.  Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the parties.

8.14        Time of Essence

Except as otherwise expressly provided in this Agreement, time is of the essence in this Agreement, both in respect of dates and periods mentioned and in respect of any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

8.15        Entire Agreement

This Agreement including the Disclosure Letter, the agreements and other documents referred to herein and therein, the Debenture Purchase Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede any prior agreements, understandings, undertakings, representations, warranties, negotiations, discussions and arrangements of any nature, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.  Without prejudice to the generality of the foregoing, GSK and Parent acknowledge and agree that, except as expressly set forth in this Agreement, no representation, warranty or other assurance has been given by the Company in respect of any projection, forecast or other forward-looking information.

8.16        Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

8.17        Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on September 7, 2005 effective as of the date first written above.

GLAXOSMITHKLINE plc

By:	/s/ Donald F. Parman

Name:	Donald F. Parman

Title:	Authorized Signatory

GLAXOSMITHKLINE INC.

By:	/s/ Donald F. Parman

Name:	Donald F. Parman

Title:	Authorized Signatory

ID BIOMEDICAL CORPORATION

By:	/s/ Anthony F. Holler

Name:	Anthony F. Holler

Title:	CEO

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

(i)            Competition Act Approval pursuant to the Competition Act;

(ii)           notice from the Minister designated under the Investment Canada Act that the Minister is satisfied that the investment effected by the transactions contemplated by this Agreement is likely to be of net benefit to Canada or, if no such notice is received, the Minister is deemed to be satisfied that the investment is likely to be of net benefit to Canada pursuant to provisions of the Investment Canada Act;

(iii)          the applicable waiting periods, together with any extensions thereof, under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, shall have expired or been terminated;

(iv)          actual or deemed approval from the Committee on Foreign Investment in the United States pursuant to the Exon-Florio amendments to the Defense Production Act of 1950; and

(v)           approval of the TSX of the Rights Plan Amending Agreement.

SCHEDULE B

ARRANGEMENT RESOLUTION

RESOLUTION OF THE SECURITYHOLDERS
OF ID BIOMEDICAL CORPORATION (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       The arrangement (as may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix • to the Management Information Circular of the Company dated •, 2005 (the “Information Circular”), is hereby authorized, approved and agreed to.

2.                                       The Combination Agreement dated September 7, 2005 among GlaxoSmithKline plc, GlaxoSmithKline Inc. and the Company, as may be amended from time to time (the “Combination Agreement”), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

3.                                       Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the securityholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement).

4.                                       Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

RIGHTS PLAN RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES

OF ID BIOMEDICAL CORPORATION (the “Company”)

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.                                       The amendment to the Amended and Restated Shareholder Rights Agreement, dated as of May 26, 2005 (the “Rights Plan”) between the Company and Computershare Trust Company of Canada as rights agent (the “Rights Agent”), which amendment supplements the definition of “Acquiring Person” to exclude from such definition GSK and the Parent (as defined in the Combination Agreement dated September 7, 2005 (the “Combination Agreement”), among GlaxoSmithKline plc, GlaxoSmithKline Inc. and the Company) if either becomes the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the Voting Shares (as defined in the Rights Plan) pursuant to the Combination Agreement and any transactions contemplated by the Combination Agreement, including the plan of arrangement, is hereby consented to pursuant to the Rights Plan.

2.                                       Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE D

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1          In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)                                  “2003 Warrants” means the 2,900,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S. $25.00;

(b)                                 “2004 Warrants” means the 91,659 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of $16.01;

(c)                                  “2005 Warrants” means the 1,200,000 common share purchase warrants issued by the Company, each currently exercisable to purchase one common share in the capital of the Company at a price of U.S. $16.91;

(d)                                 “Affiliate” has the meaning ascribed thereto in the BCSA;

(e)                                  “Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Combination Agreement, (ii) in accordance with Article 6 hereof, or (iii) at the direction of the Court in the Final Order;

(f)                                    “Arrangement Resolution” means the special resolution of the Securityholders approving the Arrangement in accordance with section 289 of the BCBCA;

(g)                                 “BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c.57 including all regulations made thereunder, as amended;

(h)                                 “BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(i)                                     “Business Day” means any day on which commercial banks are generally open for business in London, England and Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in London under the laws of

England or in Vancouver under the laws of the Province of British Columbia or federal laws of Canada;

(j)                                     “Combination Agreement” means the agreement made as of September 7, 2005 among Parent, GSK and the Company to which this Plan of Arrangement is attached as Schedule D, as the same may be supplemented or amended from time to time;

(k)                                  “Common Shares” means the issued and outstanding common shares in the capital of the Company, from time to time, including the associated rights under the Rights Plan;

(l)                                     “Company” means ID Biomedical Corporation, a corporation existing under the laws of the Province of British Columbia;

(m)                               “Court” means the Supreme Court of British Columbia;

(n)                                 “Depositary” means such institution as GSK may determine prior to the mailing of the Letter of Transmittal by notice in writing to the Company;

(o)                                 “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 hereof;

(p)                                 “Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

(q)                                 “Dissenting Shareholders” means Holders of Common Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 hereof and the Interim Order;

(r)                                    “Effective Date” means the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, or such other date as the parties to the Combination Agreement may agree;

(s)                                  “Effective Time” means 6:00 a.m. (Vancouver time) on the Effective Date;

(t)                                    “Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)                                 “GSK” means GlaxoSmithKline Inc., a Canadian corporation;

(v)                                 “Holder” means a registered holder of Common Shares, Options, Warrants or Restricted Share Units, as applicable, or any person who surrenders to the Depositary certificates representing such Common Shares, Options, Warrants or Restricted

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Share Units, as applicable, duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(w)                               “Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court;

(x)                                   “ITA” means the Income Tax Act (Canada);

(y)                                 “Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Securityholders providing for the delivery of the Common Shares, Options, Warrants and Restricted Share Units, as applicable, to the Depositary;

(z)                                   “Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right or third parties or other charge or encumbrance, including the lien of retained title of a conditional vendor, and any easement, servitude, right-of-way or other encumbrance on title to real or immovable property or personal or movable property;

(aa)                            “Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Resolution;

(bb)                          “Notice of Dissent” means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(cc)                            “Option Price” means with respect to each Option, the exercise price of such option as specified in the option agreement between the Company and the Optionholder relating thereto;

(dd)                          “Optionholder” means a Holder of Options;

(ee)                            “Options” means the share purchase options to acquire common shares in the capital of the Company granted under the Share Plans;

(ff)                                “Parent” means GlaxoSmithKline plc, a company organized under the laws of England and Wales;

(gg)                          “Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

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(hh)                          “Restricted Share Units” means the restricted share units to acquire common shares in the capital of the Company granted under the restricted share unit plan of the Company;

(ii)                                  “Rights Plan” means the shareholder rights plan of the Company established pursuant to the Amended and Restated Shareholder Rights Agreement dated as of May 26, 2005 between the Company and Computershare Trust Company of Canada, as rights agent;

(jj)                                  “Rights Plan Resolution” means the ordinary resolution of the Holders of Common Shares attached to the Combination Agreement as Schedule C;

(kk)                            “Securityholders” means collectively the Holders of (a) Common Shares, (b) Warrants, (c) Options and (d) Restricted Share Units;

(ll)                                  “Share Plans” means collectively the stock option plan of the Company and the restricted share unit plan of the Company; and

(mm)                      “Warrants” means collectively the 2003 Warrants, the 2004 Warrants and the 2005 Warrants.

1.2          Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3          Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4          Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

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1.6          Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1          At the Effective Time, the Arrangement shall be binding upon the Company, the Securityholders and GSK.

ARTICLE 3
ARRANGEMENT

3.1          The Arrangement

At the Effective Time, subject to the Dissent Rights referred to in Article 4 herein, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence:

(a)                                  GSK will advance to the Optionholders as non-interest bearing demand loans sufficient cash funds to fund the obligation of the Optionholders under paragraph (b) below;

(b)                                 Each of the Optionholders will exercise all of the Optionholder’s Options, whether vested or unvested, and pay to the Company the Option Price with respect to such Option;

(c)                                  With respect to each of the Options:

(i)                  the Holder of each such Option shall cease to be the Holder of such Option and such Holder’s name shall be removed from the register of Options with respect to such Options as the Holder thereof as at the Effective Time;

(ii)               the Holder of each such Option shall become a Holder of Common Shares acquired on exercise of the Options and such Holder’s name shall be added to the register of Common Shares with respect to such Common Shares effective as of the Effective Time;

(d)                                 GSK will advance to the Company as a non-interest bearing demand loan sufficient cash funds to fund the obligations of the Company under paragraphs (e), (g), (i) and (k) below less the amount received by the Company on exercise of the Options under paragraph (b) above;

(e)                                  all 2003 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, an amount equal to $5.33 for each such warrant held;

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(f)                                    with respect to each 2003 Warrant, the Holder of each such 2003 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2003 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(g)                                 all 2004 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, an amount equal to $18.99 for each such warrant held;

(h)                                 with respect to each 2004 Warrant, the Holder of each such 2004 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2004 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(i)                                     all 2005 Warrants shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, an amount equal to $14.93 for each such warrant held;

(j)                                     with respect to each 2005 Warrant, the Holder of each such 2005 Warrant shall cease to be the Holder of such warrant and such Holder’s name shall be removed from the register of 2005 Warrants with respect to such warrant as the Holder thereof as at the Effective Time;

(k)                                  all Restricted Share Units shall be cancelled and terminated by the Company (free and clear of any Liens), and each Holder thereof shall be entitled to receive from the Company, in exchange therefor, $35.00 for each Restricted Share Unit held;

(l)                                     with respect to each Restricted Share Unit, the Holder of each such Restricted Share Unit shall cease to be the Holder of such Restricted Share Unit and such Holder’s name shall be removed from the register of Restricted Share Units with respect to such Restricted Share Units as the Holder thereof as at the Effective Time;

(m)                               following the cancellation and termination of all Restricted Share Units by the Company, the Share Plans shall be cancelled;

(n)                                 all Common Shares (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares) shall be transferred to GSK (free and clear of any Liens), and each Holder thereof shall be entitled to receive, from GSK, in exchange therefor $35.00 per Common Share;

(o)                                 each former Optionholder will repay to GSK the amount advanced by GSK to such former Optionholder under paragraph (a) above, and the amount of such advance shall be paid and satisfied in full by set-off against the amount such former Optionholder is entitled to receive under paragraph (n) above; and

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(p)                                 with respect to each Common Share (other than Common Shares held by GSK and its Affiliates, if any, and the Dissenting Shares):

(i)                  the Holder of each such Common Share shall cease to be the Holder of such share and such Holder’s name shall be removed from the register of Common Shares with respect to such Common Shares as of the Effective Date; and

(ii)               GSK shall be deemed to be the transferee of such share (free and clear of any Liens) and shall be entered in the register of Common Shares as the Holder thereof as at the Effective Time.

ARTICLE 4
DISSENT RIGHTS

4.1          Dissent Rights

A Holder of Common Shares may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Section 238 of the BCBCA, as modified by the Interim Order, provided the Notice of Dissent is received by the Company by no later than 4:00 p.m. (Vancouver time) on the date which is two Business Days prior to the date of the Meeting. Without limiting the generality of the foregoing, Holders of Common Shares who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares, as of the Effective Time, without any further act or formality to GSK in consideration of a payment of cash by GSK equal to such fair value. In no case shall the Company or GSK be required to recognize such Holders as Holders of Common Shares at and after the Effective Time, and the names of such Holders shall be removed from the register of Common Shares as of the Effective Time.

4.2          Rights of Dissenting Holders of Common Shares

In the event a Holder of Common Shares gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Common Shares in respect of which the Notice of Dissent was given as contemplated in Section 242 of the BCBCA and the Interim Order, such Holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Holder of Common Shares.

ARTICLE 5
EFFECT OF ARRANGEMENT

5.1          Effect of Arrangement

After the Effective Time, certificates formerly representing Common Shares, Warrants or Restricted Share Units, as applicable, shall represent only the right to receive the cash payment which the former Holder of such Common Shares, Warrants or Restricted Share Units, as

7

applicable, is entitled to receive pursuant to Article 3 of this Plan of Arrangement, subject to compliance with the requirements set forth in this Article 5.  After the Effective Time, certificates formerly representing Options shall represent only the right to receive Common Shares that the former Optionholder is entitled to receive pursuant to Article 3 hereof, subject to compliance with the requirements set forth in this Article 5.

5.2          Right of Holder

(a)                                  At or prior to the Effective Time, GSK and the Company shall deposit with the Depositary, for the benefit of the Securityholders, cash in the aggregate amount equal to the net payments contemplated hereunder.  The Holders shall deposit with the Depositary, at or prior to the date and time specified in the Letter of Transmittal, a duly completed Letter of Transmittal and the certificates representing the Common Shares, Options, Warrants and Restricted Share Units, as applicable, and other documentation as provided in the Letter of Transmittal.

(b)                                 Subject to Section 5.3, GSK and the Company shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Common Shares, Warrants, Restricted Share Units or Options, as applicable, or other documentation as provided in the Letter of Transmittal, to:

(i)                  forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)               if requested by the Holder in the Letter of Transmittal, make available at the Depositary for pick-up by the Holder; or

(iii)            if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such Holder as shown on the share register maintained by the Company as at the Effective Time, a cheque representing the net cash payment, if any, payable to such Securityholder in accordance with the provisions hereof.

(c)                                  No Holder shall be entitled to receive any consideration with respect to the Common Shares, Warrants, Restricted Share Units or Options, as applicable, other than the net cash payment, if any, which they are entitled to receive in accordance with Article 3 of this Plan of Arrangement and, for greater certainty, no Holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(d)                                 Until such time as a former Holder of Common Shares, Warrants, Restricted Share Units or Options, as applicable, complies with the provisions of paragraph 5.2(a), the net cash payment, if any, to which such Holder is entitled shall, subject to Section 5.3, be paid to the Depositary to be held in trust for such Holder for delivery

8

to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Common Shares, Warrants, Restricted Share Units or Options, as applicable, in accordance with paragraph 5.2(a).

(e)                                  The Company, GSK and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Holder of Common Shares, Warrants, Restricted Share Units or Options, as applicable, such amounts as the Company, GSK or the Depositary are required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the Common Shares, Warrants, Restricted Share Units or Options, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted as and when required to the appropriate taxing authority.

5.3          Surrender of Rights

Any certificate formerly representing Common Shares, Warrants, Restricted Share Units or Options, as applicable, not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under paragraph 5.2(c), against GSK, the Parent or the Company by a former Holder. On such date, cash to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to GSK in the case of the Common Shares and Options and to the Company in the case of the Warrants and Restricted Share Units.

5.4          Right to Receive Cash

Holders of Warrants and Restricted Share Units shall be entitled to receive any cash to which they are entitled hereunder by executing and delivering to the Depository such documentation as the Company may reasonably require acknowledging the cancellation and subsequent termination of the Warrants or Restricted Share Units, as applicable, held by such Holder in exchange for the consideration described in Article 3 hereof.  Holders of Options shall be entitled to receive any net cash to which they are entitled hereunder by executing and delivering to the Depository such documentation as the Company may reasonably require acknowledging the exercise of the Options held by such Holder and the transfer to GSK of the Common Shares acquired on exercise of such Options in exchange for the consideration described in Article 3 hereof.

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ARTICLE 6
AMENDMENT

6.1          Amendment of Plan of Arrangement

(a)                                  The Company and GSK reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or GSK at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting shall be effective only if it is consented to by the Company and GSK (acting reasonably).

(d)                                 This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)                                  Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1          Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

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SCHEDULE E

RIGHTS AMENDING AGREEMENT

AMENDMENT TO

SHAREHOLDER RIGHTS AGREEMENT

AMENDMENT dated as of •, 2005 (the “Amendment”), to the amended and restated shareholder rights agreement dated as of May 26, 2005 (the “Rights Agreement”) between ID Biomedical Corporation (the “Company”) and Computershare Trust Company of Canada as rights agent (the “Rights Agent”).  All capitalized terms not otherwise defined herein have the meaning ascribed to such terms in the Rights Agreement.

WHEREAS the Company entered into a Combination Agreement dated September 7, 2005 among GlaxoSmithKline plc (the “Parent”), GlaxoSmithKline Inc. (“GSK”) and the Company (as may be amended from time to time, the “Combination Agreement”), which Combination Agreement provides for, among other things, the acquisition of all the issued and outstanding common shares (the “Common Shares”) of the Company by GSK pursuant to a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia);

WHEREAS, the Company has represented and warranted that the transactions contemplated by the Combination Agreement will not result in GSK or the Parent in becoming an Acquiring Person, provided that holders of the Voting Shares approve this Amendment;

WHEREAS pursuant to Section 5.4 of the Rights Agreement, the Company may supplement or amend any provision of the Rights Agreement in accordance with the provisions thereof; and

WHEREAS the holders of the Voting Shares (other than any holder who does not qualify as an Independent Shareholder) approved this Amendment at a special meeting of the Company dated the date hereof in accordance with Section 5.4 of the Rights Agreement;

NOW THEREFORE in consideration of the premises and the mutual agreements set forth herein:

Section 1.  Amendment to Section 1.1(a) of the Rights Plan.  The definition of “Acquiring Person” in Section 1.1(a) of the Rights Plan is hereby amended as follows:

a.               subsection (vi) is created as follows:

“(vi)                        Neither GlaxoSmithKline Inc. nor GlaxoSmithKline plc, if such Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation pursuant to the combination agreement dated September 7, 2005 among GlaxoSmithKline plc, GlaxoSmithKline Inc., and the Corporation, as such agreement may be amended from time to time, and any transactions contemplated thereby, including the plan of arrangement contemplated thereby;”

b.              subsection (iv) is hereby amended by deleting the word “or” from the end of the subsection; and

c.               subsection (v) is hereby amended by adding the word “or” at the end of the subsection.

Section 2.  Full Force and Effect.  Except as expressly amended and supplemented hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

Section 3.  Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of British Columbia applicable to contracts to be made and performed entirely within such Province.

Section 4.  Severability.  If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

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IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the day and year first above written.

ID BIOMEDICAL CORPORATION

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

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